                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

             THE TRAVELERS FUND UL II FOR VARIABLE LIFE INSURANCE
                             (Exact Name of Trust)

                    THE TRAVELERS LIFE AND ANNUITY COMPANY
                              (Name of Depositor)

                 One Tower Square, Hartford, Connecticut 06183
         (Complete Address of Depositor's Principal Executive Offices)

                               Ernest J. Wright
                              Assistant Secretary
                    The Travelers Life and Annuity Company
                               One Tower Square
                          Hartford, Connecticut 06183
                    (Name and address of Agent for Service)

Title and amount of securities being registered: Pursuant to Rule 24f-2 of the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of units of The Travelers Fund UL II for Variable Life Insurance is being registered under the Securities Act of 1933.

Amount of filing fee: $500.00

Approximate date of proposed public offering: As soon as practicable following the effectiveness of the Registration Statement

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

[_] Check box if it is proposed that this filing will become effective on
       at       pursuant to Rule 487

                         RECONCILIATION AND TIE BETWEEN
                           FORM N-8B-2 AND PROSPECTUS

 ITEM NO. OF
 FORM N-8B-2 CAPTION IN PROSPECTUS
 ----------- ---------------------
       1     Cover page
       2     Cover page
       3     The Separate Account and the Underlying Funds
       4     Distribution of the Contracts
       5     The Travelers Fund UL II for Variable Life Insurance
       6     The Travelers Fund UL II for Variable Life Insurance
       7     Not applicable
       8     Not applicable
       9     Legal Proceedings and Opinion
      10     Prospectus Summary; The Insurance Company; The Travelers Fund UL
             II for Variable Life Insurance; The Underlying Funds; The
             Contract; Transfers of Cash Value; Cash Value and Cash Surrender
             Value; Voting Rights; Disregard of Voting Rights; Dividends; Lapse
             and Reinstatement
      11     The Separate Account and the Underlying Funds
      12     The Underlying Funds
      13     Charges and Deductions; Distribution of the Contracts
      14     The Contract
      15     The Contract
      16     The Separate Account and the Underlying Funds; Allocation of
             Premium Payments
      17     Prospectus Summary; Right to Cancel Period; Cash Value and Cash
             Surrender Value; Contract Loans; Exchange Rights
      18     The Separate Account and the Underlying Funds; Charges and
             Deductions; Federal Tax Considerations; Dividends
      19     Statements to Contract Owners
      20     Not applicable
      21     Contract Loans
      22     Not applicable
      23     Not applicable
      24     Not applicable
      25     The Insurance Company
      26     Not applicable
      27     The Insurance Company
      28     The Insurance Company; Management
      29     The Insurance Company
      30     Not applicable
      31     Not applicable
      32     Not applicable
      33     Not applicable
      34     Not applicable
      35     The Insurance Company; Distribution of the Contracts
      36     Not applicable
      37     Not applicable
      38     Distribution of the Contracts
      39     Distribution of the Contracts
      40     Not applicable
      41     Distribution of the Contracts
      42     Not applicable
      43     Not applicable
      44     The Contract; The Separate Account and the Underlying Funds;
             Transfers of Cash Value; Financial Statements
      45     Not applicable

 ITEM NO. OF
 FORM N-8B-2 CAPTION IN PROSPECTUS
 ----------- ---------------------
      46     The Contract; The Separate Account and the Underlying Funds;
             Transfer of Cash Value; Cash Value and Cash Surrender Value;
             Financial Statements
      47     The Separate Account and the Underlying Funds
      48     The Insurance Company
      49     Not applicable
      50     Not applicable
      51     Prospectus Summary; The Insurance Company; The Contract; Death
             Benefit; Lapse and Reinstatement
      52     The Separate Account and the Underlying Funds; Underlying Fund
             Investment Advisers
      53     Federal Tax Considerations
      54     Not applicable
      55     Not applicable
      56     Not applicable
      57     Not applicable
      58     Not applicable
      59     Financial Statements

                           THE TRAVELERS MARKETLIFE(SM)
             INDIVIDUAL VARIABLE UNIVERSAL LIFE INSURANCE CONTRACTS

           THE TRAVELERS FUND UL II FOR VARIABLE LIFE INSURANCE




                                   PROSPECTUS

                                    , 1995

The Travelers Life and Annuity Company, One Tower Square, Hartford, Connecticut
                     06183 * Telephone: (800) 334-4298

                               TABLE OF CONTENTS

GLOSSARY OF SPECIAL TERMS........................................ GLOSSARY - 1
PROSPECTUS SUMMARY................................................ SUMMARY - 1
THE INSURANCE COMPANY.....................................................   1
THE SEPARATE ACCOUNT AND THE UNDERLYING FUNDS.............................   1
  The Travelers Fund UL II for Variable Life Insurance (Fund UL II).......   1
  The Underlying Funds....................................................   2
  Underlying Fund Investment Advisers.....................................   4
  General.................................................................   4
  Conflicts of Interest...................................................   5
  Substitution............................................................   5
THE CONTRACT..............................................................   5
  The Contract Application................................................   5
  Allocation of Premium Payments..........................................   6
  Accumulation Unit Values................................................   6
  Right to Cancel.........................................................   7
CHARGES AND DEDUCTIONS....................................................   7
  CHARGES AGAINST PREMIUM.................................................   7
    Front-End Sales Charge................................................   7
    State Premium Tax Charge..............................................   7
  MONTHLY DEDUCTION AMOUNT................................................   7
    Cost of Insurance Charge..............................................   8
    Contract Administrative Charge........................................   8
    Charges for Supplemental Benefit Provisions...........................   9
  CHARGES AGAINST THE SEPARATE ACCOUNT....................................   9
    Mortality and Expense Risk Charge.....................................   9
    Administrative Expense Charge.........................................   9
  CHARGES AGAINST THE UNDERLYING FUNDS....................................   9
  SURRENDER CHARGES.......................................................   9
    Percent of Premium Charge (Full and Partial Surrenders)...............  10
    Per Thousand of Stated Amount Charge (Full Surrenders Only)...........  10
  MAXIMUM SALES CHARGES...................................................  11
  TRANSACTION CHARGE......................................................  11
  REDUCTION OR ELIMINATION OF CHARGES.....................................  11
CONTRACT BENEFITS AND RIGHTS..............................................  11
  DEATH BENEFIT...........................................................  11
    Changes in Death Benefit Option.......................................  13
    Changes in Stated Amount..............................................  14
    Accelerated Benefit Rider.............................................  14
  MATURITY AND MATURITY EXTENSION BENEFITS................................  14
  CASH VALUE AND CASH SURRENDER VALUE.....................................  15

  TRANSFER OF CASH VALUE................................................      16
  DOLLAR-COST AVERAGING (AUTOMATED TRANSFERS)...........................      16
  CONTRACT LOANS........................................................      16
  LAPSE AND REINSTATEMENT...............................................      17
  LAPSE PROTECTION GUARANTEE............................................      18
  EXCHANGE RIGHTS.......................................................      18
PAYMENT OPTIONS.........................................................      18
PERFORMANCE INFORMATION.................................................      19
OTHER MATTERS...........................................................      21
  Voting Rights.........................................................      21
  Disregard of Voting Instructions......................................      22
  Statements to Contract Owners.........................................      22
  Limit on Right to Contest.............................................      22
  Misstatement as to Sex and Age........................................      23
  Suspension of Valuation...............................................      23
  Beneficiary...........................................................      23
  Assignment............................................................      23
  Dividends.............................................................      23
FEDERAL TAX CONSIDERATIONS..............................................      23
  General...............................................................      23
  Taxation of the Company...............................................      24
  Tax Consequences of Life Insurance Contracts..........................      24
  Tax Consequences of Modified Endowment Contracts......................      25
  Investor Control......................................................      25
DISTRIBUTION OF THE CONTRACTS...........................................      26
MANAGEMENT..............................................................      27
LEGAL PROCEEDINGS AND OPINION...........................................      28
INDEPENDENT ACCOUNTANTS.................................................      28
REGISTRATION STATEMENT..................................................      29
ILLUSTRATIONS...........................................................      30
APPENDIX A--Annual Minimum Premiums.....................................      36
APPENDIX B--Per Thousand of Stated Amount Surrender Charge..............      37
APPENDIX B(1)--Per Thousand of Stated Amount Surrender Charge...........      38
APPENDIX B(2)--Per Thousand of Stated Amount Surrender Charge...........      39
APPENDIX C--Current Monthly Administrative Charge.......................      40
APPENDIX C(1)--Guaranteed Monthly Administrative Charge.................      42
FINANCIAL STATEMENTS--Fund UL II........................................ UL II-1
FINANCIAL STATEMENTS--The Travelers Life and Annuity Company............     F-1

================================================================================

                           GLOSSARY OF SPECIAL TERMS

================================================================================

The following terms are used throughout the Prospectus, and have the indicated meanings:

ACCUMULATION UNIT -- the basic measure used to determine the Cash Value of the Contract.

ANNUAL MINIMUM PREMIUM -- the Contract Owner must pay a first premium greater than or equal to one-quarter of this amount for the Contract to be issued. (Please refer to Appendix A.)

CASH SURRENDER VALUE -- the Cash Value less any outstanding contract loan and surrender charges.

CASH VALUE -- the current value of Accumulation Units credited to the Contract plus the value of the Loan Account.

COMPANY'S HOME OFFICE -- the principal executive offices of The Travelers Life and Annuity Company located at One Tower Square, Hartford, Connecticut 06183.

CONTRACT -- The variable life insurance policy described in this Prospectus.

CONTRACT DATE -- the date on which the Contract, benefits and provisions of the Contract become effective.

CONTRACT MONTH -- monthly periods computed from the Contract Date.

CONTRACT OWNER -- the person having rights to benefits under the Contract during the lifetime of the Insured; the Contract Owner may or may not be the Insured.

CONTRACT YEARS -- annual periods computed from the Contract Date.

DEDUCTION DATE -- the day in each Contract Month on which the Monthly
   Deduction Amount is deducted from the Contract's Cash Value.

INSURED -- the person on whose life the Contract is issued.

ISSUE DATE -- the date on which the Contract is issued by the Company for delivery to the Contract Owner.

LAPSE PROTECTION GUARANTEE -- a benefit which provides that the Contract will not lapse during the first three Contract Years if a required amount of premium is paid.

LOAN ACCOUNT -- an account established for assets transferred from the Sub-
   Accounts as a result of requested loans. These accounts are credited with fixed rates of interest and do not depend on the investment experience of Fund UL II and the Underlying Funds.

MATURITY DATE -- The anniversary of the Contract date on which the insured is age 95.

MINIMUM AMOUNT INSURED -- the amount of Death Benefit required to qualify this Contract as life insurance under federal tax law.

MONTHLY DEDUCTION AMOUNT -- the amount of charges deducted from the Contract's
   Cash Value which includes Cost of Insurance charges, administrative charges, and any charges for supplemental benefits.

MONTHLY PREMIUM THRESHOLD -- an amount shown on the Contract Summary page, the cumulative amount of which must be paid during the first three Contract Years in order for the Lapse Protection Guarantee to be in effect.

NET AMOUNT AT RISK -- an amount equal to the Death Benefit minus the Cash
   Value.

================================================================================

                                                                  GLOSSARY -- 1

NET PREMIUM -- the amount of each premium payment applied to purchase
   Accumulation Units under the Contract, less the deduction of front-end sales charges and premium tax charges.

PLANNED PREMIUM -- the amount of premium which the Contract Owner chooses to pay to the Company on a scheduled basis, and for which the Company will bill the Contract Owner, either annually or semiannually.

SEPARATE ACCOUNT -- assets set aside by The Travelers Life and Annuity
   Company, the investment experience of which is kept separate from that of other assets of The Travelers Life and Annuity Company; for example, The Travelers Fund UL II for Variable Life Insurance.

STATED AMOUNT -- the amount originally selected by the Contract Owner used to determine the Death Benefit, or as may be increased or decreased as described in this Prospectus.

SUB-ACCOUNT -- the portion of the assets of the Separate Account which is allocated to a particular Underlying Fund.

UNDERLYING FUND(S) -- an open-end diversified management investment company which serves as an investment option under the Separate Account.

VALUATION DATE -- generally, a day on which the Sub-Account is valued. A valuation date is any day on which the New York Stock Exchange is open for trading and the Company is open for business. The value of Accumulation Units will be determined as of the close of trading on the New York Stock Exchange.

VALUATION PERIOD -- the period between the close of business on successive
   Valuation Dates.

================================================================================

GLOSSARY -- 2

================================================================================
                              PROSPECTUS SUMMARY
================================================================================



INTRODUCTION

  The Contract described in this Prospectus is an individual variable universal life insurance contract which provides for flexible premium payments to be allocated to one or more of the Underlying Funds. The Contract is then credited with Accumulation Units in the applicable Sub-Accounts, the assets of which are invested in the corresponding Underlying Fund. The Contract is first and foremost a life insurance contract with death benefits, cash values and other features traditionally associated with life insurance. The Contract is "variable" because unlike the fixed benefits of an ordinary whole life insurance contract, the Cash Value and, under certain circumstances, the Death Benefit of the Contract may increase or decrease depending on the investment experience of the Underlying Funds to which the premium payment has been allocated. The Contract will remain in effect until the Cash Surrender Value is insufficient to cover the Monthly Deduction Amount subject to the Continuation of Insurance provision of the Contract, or for such longer periods as may be provided under the Lapse Protection Guarantee.

THE SEPARATE ACCOUNT AND THE UNDERLYING FUNDS

  The Contract is funded by The Travelers Fund UL II for Variable Life Insurance ("Fund UL II"), a registered unit investment trust separate account established by The Travelers Life and Annuity Company (the "Company"). The following Sub-Accounts are available under the Contract, each of which invests exclusively in one of the following Underlying Funds:

    Capital Appreciation Fund                   Fidelity's Equity-Income Portfolio
    Cash Income Trust                           Fidelity's Growth Portfolio
    Managed Assets Trust                        Fidelity's Asset Manager Portfolio
    U.S. Government Securities Portfolio        Dreyfus Stock Index Fund
    Utilities Portfolio                         Smith Barney Income and Growth Portfolio
    Zero Coupon Bond Fund Portfolios            Alliance Growth Portfolio
        (Series 1998, 2000, 2005)               Smith Barney High Income Portfolio
    Templeton Bond Fund                         MFS Total Return Portfolio
    Templeton Stock Fund                        AIM Capital Appreciation Portfolio
    Templeton Asset Allocation Fund             Smith Barney Total Return Portfolio
    Fidelity's High Income Portfolio


  For a more complete description of the investment objectives for each of the funds listed above, as well as the investment advisers which provide investment management and advisory services for the funds, please refer to "The Underlying Funds" on page 2, and the prospectus for each of the Underlying Funds.

PREMIUM PAYMENTS

  The Contract Owner must pay a first premium greater than or equal to one-quarter of the Annual Minimum Premium for the Contract to be issued. (See Appendix A.) After the first premium, Contract Owners may elect to be billed annually or semiannually for all future premium payments ("Planned Premiums").

  Payment of Planned Premiums will not guarantee that the Contract will remain in effect. However, Contract Owners may elect to have a Lapse Protection Guarantee benefit as part of their Contract (as long as the Insured is not a substandard risk). The Lapse Protection Guarantee benefit provides that if payments during the first three Contract Years, less any applicable loans and partial surrenders, equal or

================================================================================

                                                                   SUMMARY -- 1
exceed the cumulative applicable Monthly Premium Threshold shown in the Contract, a Lapse Protection Guarantee will be in effect for the first three Contract Years. (See "Lapse and Reinstatement," page 18, and "Lapse Protection Guarantee," page 18.) No premiums can be accepted if they would disqualify the Contract as life insurance under federal tax law.

  During the Applicant's Right to Cancel Period (as described below), Net Premium will be invested in Cash Income Trust (a money market fund). After the expiration of the Right to Cancel Period, the values in Cash Income Trust will be allocated to the Underlying Fund(s) selected on the Contract Application. Once the premium payment has been allocated to the designated Underlying Fund(s), the Contract will be credited with Accumulation Units in the applicable Sub-Account. (See "Allocation of Premium Payments," page 6.)

RIGHT TO CANCEL

  An Applicant has a limited right to return the Contract for cancellation and receive a full refund of the premium payment made. The Applicant must return the Contract, by mail or hand delivery, to the Company or to the agent who sold the Contract, to be cancelled within 10 days after the Contract has been delivered to the Applicant, or within 45 days after completion of the application, or within 10 days after the Notice of Right to Cancel has been mailed or delivered to the Applicant, whichever is latest. The Company will return to the Applicant within seven days thereafter an amount equal to the greater of the premiums paid for the Contract, or the sum of (1) the difference between the premium paid, including any fees or other charges, and the amounts allocated to the Underlying Fund(s), (2) the value of the amounts allocated to the Underlying Fund(s) on the date we receive the returned Contract, and (3) any fees and other charges imposed on amounts allocated to the Underlying Fund(s).

CHARGES AND DEDUCTIONS

  In order to cover expenses associated with the distribution of the Contract, the Company will deduct a front-end sales charge and surrender charges. The front-end sales charge is equal to 2.5% of each Premium Payment made under the Contract, and may be reduced for Stated Amounts of $500,000 or more. The sales charge for a Contract with no full or partial surrenders will never exceed 2.5% of actual premiums paid. However, the sales charges for a Contract with full or partial surrenders may be as much as 26.7% of premiums paid based on surrender penalties which are assessed under the Contract. (See "Maximum Sales Charges," page 11.)

  There are two types of surrender charges that can apply to the Contract: a Percent of Premium Charge and a Per Thousand of Stated Amount Charge. Both charges apply to a full surrender of the Contract, but only the Percent of Premium Charge applies to a partial surrender. The Percent of Premium Charge and a portion of the Per Thousand of Stated Amount Charge are intended to cover sales expenses. (See "Surrender Charges," page 10.)

  The Company will deduct a 2.5% State Premium Tax Charge from each premium payment before allocation of the payment to purchase Accumulation Units in the Sub-Accounts (except in the Commonwealth of Puerto Rico where no premium tax is deducted). (See "State Premium Tax Charge," page 7.)

  In addition, the Company will make monthly deductions beginning on the Contract Date on a pro rata basis from the Cash Value in each of the Sub-Accounts. The Deduction Amount will vary from month to month and includes the cost of insurance charges, contract administrative charges and charges for supplemental benefits. The contract administrative charges apply during the first three Contract Years

================================================================================

SUMMARY -- 2
and during the three years following any increase in Stated Amount. (See "Monthly Deduction Amount," page 7.)

  The mortality and expense risk charge is 0.80% for the first fifteen years; after the fifteenth Contract year, the charge will be reduced to 0.45%. The charge will be made pro rata among the Sub-Accounts. The Contract also provides that the Company may make a daily charge from Fund UL II for administrative expenses incurred by the Company at an annual rate of 0.10% of assets in the Separate Account. The administrative charge will be 0.10% of assets in the Separate Account for the first fifteen Contract Years; after the fifteenth Contract Year, there will be no administrative charge. The Company may also set up a provision for income taxes against the assets of the Separate Account. (See "Charges Against the Separate Account," page 9.)

  The administrative charges made by the Company do not exceed the average expected cost of administrative services provided by the Company. Sales charges and administrative charges under the Contract may be reduced or eliminated when sales are made under certain arrangements. (See "Reduction or Elimination of Charges," page 11.)

  The Separate Account purchases shares of the Underlying Funds at net asset value. The net asset value of the Underlying Fund shares reflects investment advisory fees and other expenses already deducted from the assets of the Funds. Applicants should review the prospectuses of the Underlying Funds for a description of the charges assessed against the assets of each of the Underlying Funds.

DEATH BENEFIT

  A Contract Owner may choose one of two options to be used for the calculation of the Death Benefit amount payable under the Contract. Under Option 1 (the "Level Option"), the Death Benefit will be equal to the greater of the Stated Amount of the Contract or the Minimum Amount Insured. Under Option 2 (the "Variable Option"), the Death Benefit will be equal to the greater of the Stated Amount of the Contract plus the Cash Value (determined as of the date of the Insured's death) or the Minimum Amount Insured. A Contract Owner may change the Death Benefit option subject to certain conditions. (See "Death Benefit," page 11 and "Changes in Death Benefit Option," page 13.)

CASH VALUE

  As with many other types of insurance contracts, each Contract will have a Cash Value. The Cash Value of the Contract will increase or decrease to reflect the investment experience of the Underlying Funds applicable to the Contract. The Cash Value will also vary to reflect partial cash surrenders and Monthly Deduction Amounts. There is no minimum guaranteed Cash Value and the Contract Owner bears the investment risk associated with an investment in the Underlying Funds. (See "Cash Value and Cash Surrender Value," page 15.)

CONTRACT LOANS


  A Contract Owner may obtain a cash loan from the Company secured by the Contract not to exceed 90% of the Contract's Cash Value (determined at the time the Company receives the written loan request), less any surrender penalties. The Company will charge interest on the outstanding amounts of the loan, which interest must be paid in advance by the Contract Owner. During the first thirteen Contract Years, the full Loan Account Value will be charged an annual interest rate of 7.4% and thereafter the interest will be 3.85%. The amount of the loan will be transferred on a pro rata basis from each of the Sub-Accounts attributable to the Contract (unless the Contract Owner states otherwise in writing) to a loan account (the

================================================================================

                                                                   SUMMARY -- 3

"Loan Account"). The Company will credit amounts in the Loan Account with a fixed annual rate of interest of 4% (6% in Massachusetts). (See "Contract Loans," page 16.)

LAPSE

  Except as provided below under "Lapse Protection Guarantee," if the Cash Surrender Value of a Contract on any Deduction Date is insufficient to cover the Monthly Deduction Amount due, the Company will send written notice to the Contract Owner indicating that if an amount sufficient to cover the Deduction Amount due is not paid within 61 days, the Contract may lapse. An outstanding loan amount decreases the Cash Surrender Value and could, therefore, cause the Contract to lapse. (See "Contract Loans," page 16, and "Lapse and Reinstatement," page 17.)

LAPSE PROTECTION GUARANTEE

  If during the first three Contract Years the total premiums paid under the Contract, less any Loan Account Value or partial surrenders, equal or exceed the cumulative applicable Monthly Premium Threshold shown on the Contract Summary page, a Lapse Protection Guarantee will be in effect. The benefit provides that the Contract will not lapse during the next Contract Month (if during the first three Contract Years) even if the Cash Surrender Value is insufficient to pay the Monthly Deduction Amount. (See "Lapse Protection Guarantee," page 18.)

EXCHANGE RIGHTS

  Once the Contract is in effect it may be exchanged at any time during the first two Contract Years for a general account fixed life insurance contract on the life of the Insured without submitting proof of insurability. (See "Exchange Rights," page 18.)

TAX CONSEQUENCES

  The current federal tax law generally excludes all Death Benefit payments from the gross income of the Contract beneficiary. (See "Tax Consequences of Life Insurance Contracts," page 24.)

  At any point in time, the Contract may become a modified endowment contract if it fails to satisfy a 7-pay test. (See "Tax Consequences of Modified Endowment Contracts," page 25.) The Company has established safeguards for monitoring whether a contract may become a modified endowment contract. A modified endowment contract has income-first taxation of all loans, pledges, collateral assignments or partial surrenders to the extent of income in the Contract. A 10% penalty tax may be imposed on such income distributed before the Contract Owner attains age 59 1/2.

  The Company may charge each of the Sub-Accounts in Fund UL II for its portion of any income tax charged to the Company on the Separate Account or its assets. (See "Federal Tax Considerations," page 23.)

================================================================================

SUMMARY -- 4

================================================================================
                             THE INSURANCE COMPANY
================================================================================

  The Travelers Life and Annuity Company is a stock insurance company which has been continuously engaged in the insurance business since its incorporation in the state of Connecticut in 1973. The Company writes individual life insurance and individual and group annuity contracts on a nonparticipating basis, and acts as the depositor for Fund UL II. The Company is licensed to conduct life insurance business in a majority of the states of the United States, and intends to seek licensure in the remaining states, except New York. The Company's obligations as depositor for Fund UL II may not be transferred without notice to and consent of Contract Owners.

  The Company is a wholly owned subsidiary of The Travelers Insurance Company, which is an indirect wholly owned subsidiary of Travelers Group Inc. The Company's principal executive offices are located at One Tower Square, Hartford, Connecticut 06183, telephone number (203) 277-0111.

  The Company is subject to Connecticut law governing insurance companies and is regulated and supervised by the Connecticut Insurance Commissioner. An annual statement in a prescribed form must be filed with the Commissioner on or before March 1 in each year covering the operations of the Company for the preceding year and its financial condition on December 31 of such year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years. In addition, the Company is subject to the insurance laws and regulations of any jurisdiction in which it sells its insurance contracts, as well as to various federal and state securities laws and regulations.

================================================================================
                THE SEPARATE ACCOUNT AND THE UNDERLYING FUNDS
================================================================================

THE TRAVELERS FUND UL II FOR VARIABLE LIFE INSURANCE (FUND UL II)

  Fund UL II was established on November 10, 1983 pursuant to the insurance laws of the state of Connecticut, and is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). The assets of Fund UL II will be invested exclusively in shares of the Underlying Funds. Fund UL II meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Registration of Fund UL II with the SEC does not involve supervision by the SEC of the management or investment policies of Fund UL II. Additionally, the operations of Fund UL II are subject to the provisions of Section 38a-433 of the Connecticut General Statutes which authorizes the Connecticut Insurance Commissioner to adopt regulations under it. The Section contains no restrictions on the investments of Fund UL II, and the Commissioner has adopted no regulations under the Section that affect Fund UL II.

  Under Connecticut law, the assets of Fund UL II will be held for the exclusive benefit of Contract Owners and the persons entitled to payments under the Contract offered by this Prospectus. The assets held in Fund UL II are not chargeable with liabilities arising out of any other business which the Company may conduct. Any obligations arising under the Contract are general corporate obligations of the Company.

================================================================================

THE UNDERLYING FUNDS

  Premium Payments applied to Fund UL II will be invested in one or more of the available Underlying Funds at net asset value in accordance with the selection made by the Contract Owner. The Underlying Funds currently available under the Contract may be added or withdrawn as permitted by applicable law. Please read carefully the complete risk disclosure in each portfolio's prospectus before investing. The Underlying Funds currently available under the Contract are as follows:

  CAPITAL APPRECIATION FUND. The objective of Capital Appreciation Fund is growth of capital through the use of common stocks. Income is not an objective. The Fund invests principally in common stocks of small to large companies which are expected to experience wide fluctuations in price in both rising and declining markets.

  CASH INCOME TRUST. Cash Income Trust seeks to provide high current income while emphasizing preservation of capital and maintaining a high degree of liquidity by investing in short-term money market securities deemed to present minimal credit risks.

  MANAGED ASSETS TRUST. The objective of Managed Assets Trust is high total investment return with reduced risk through a fully managed investment policy. Assets of the Managed Assets Trust will be invested in a portfolio of U.S. stocks, bonds and money market securities.

  U.S. GOVERNMENT SECURITIES PORTFOLIO. The U.S. Government Securities Portfolio selects investments from the point of view of an investor concerned primarily with highest credit quality, current income and total return. The assets of the U.S. Government Securities Portfolio will be invested in direct obligations of the United States, its agencies and instrumentalities.

  UTILITIES PORTFOLIO. The Utilities Portfolio seeks to provide current income through investment in equity and debt securities of companies in the utility industries.

  ZERO COUPON BOND FUND PORTFOLIOS (THREE PORTFOLIOS: SERIES 1998, 2000,
  2005). The investment objective of each of the Zero Coupon Bond Fund Portfolios is to provide as high an investment return as is consistent with the preservation of capital by investing primarily in zero coupon securities that pay cash income but are acquired by the Portfolio at substantial discounts from their values at maturity. The Zero Coupon Bond Fund Portfolios may not be appropriate for Contract Owners who do not plan to have their premiums invested in shares of the Portfolios for the long-term or until maturity.

  TEMPLETON BOND FUND. The objective of the Templeton Bond Fund is high current income through a flexible policy of investing primarily in debt securities of companies, governments and government agencies of various nations throughout the world.

  TEMPLETON STOCK FUND. The objective of the Templeton Stock Fund is capital growth through a policy of investing primarily in common stocks issued by companies, large and small, in various nations throughout the world.

  TEMPLETON ASSET ALLOCATION FUND. The objective of the Templeton Asset Allocation Fund is a high level of total return with reduced risk over the long term through a flexible policy of investing in stocks of companies in any nation and debt obligations of companies and governments of any nation. Changes in the asset mix will be adjusted in an attempt to capitalize on total return potential produced by changing economic conditions throughout the world.

  FIDELITY'S HIGH INCOME PORTFOLIO. The High Income Portfolio seeks to obtain a high level of current income by investing primarily in high yielding, lower-rated, fixed-income (high risk) securities, while also considering growth of capital.

================================================================================

  FIDELITY'S EQUITY-INCOME PORTFOLIO. The Equity-Income Portfolio seeks reasonable income by investing primarily in income-producing equity securities; in choosing these securities, the portfolio manager will also consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

  FIDELITY'S GROWTH PORTFOLIO. The Growth Portfolio seeks capital appreciation by investing primarily in common stocks of well-known, established companies and smaller, emerging growth companies, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

  FIDELITY'S ASSET MANAGER PORTFOLIO. The Asset Manager Portfolio seeks high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term fixed-income instruments.

  DREYFUS STOCK INDEX FUND. The objective of the Dreyfus Stock Index Fund is to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.

  SMITH BARNEY INCOME AND GROWTH PORTFOLIO. The objective of the Income and Growth Portfolio is current income and long-term growth of income and capital by investing primarily, but not exclusively, in common stocks.

  ALLIANCE GROWTH PORTFOLIO. The objective of the Growth Portfolio is long-term growth of capital by investing predominantly in equity securities of companies with a favorable outlook for earnings and whose rate of growth is expected to exceed that of the U.S. economy over time. Current income is only an incidental consideration.

  SMITH BARNEY HIGH INCOME PORTFOLIO. The investment objective of the High Income Portfolio is high current income. Capital appreciation is a secondary objective. The Portfolio will invest at least 65% of its assets in high-yielding corporate debt obligations and preferred stock.

  MFS TOTAL RETURN PORTFOLIO. The Total Return Portfolio's objective is to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Generally, at least 40% of the Portfolio's assets will be invested in equity securities.

  AIM CAPITAL APPRECIATION PORTFOLIO. The investment objective of the AIM Capital Appreciation Portfolio is to seek capital appreciation by investing principally in common stocks, with emphasis on medium sized and smaller emerging growth companies.

  SMITH BARNEY TOTAL RETURN PORTFOLIO. The investment objective of the Smith Barney Total Return Portfolio is to provide total return, consisting of long-term capital appreciation and income. The Portfolio will seek to achieve its goal by investing primarily in a diversified portfolio of dividend-paying common stock.

  Each Underlying Fund is subject to certain investment restrictions which may not be changed without the approval of a "majority vote of the outstanding voting securities" of that Fund (as defined in the Company 1940 Act). There is no assurance that the Underlying Funds will achieve their stated objectives.


  More detailed information regarding the Underlying Funds may be found in the current prospectuses for the Underlying Funds. These prospectuses are included with and must accompany this Prospectus. Contract Owners are urged to read these documents carefully before investing.

================================================================================

UNDERLYING FUND INVESTMENT ADVISERS

  The Underlying Funds receive investment management and advisory services from the following investment professionals:

-------------------------------------------------------------------------------
FUND                      INVESTMENT ADVISER                   SUB-ADVISER
----------------------------------------------------------------------------------------
Capital Appreciation      The Travelers Investment Management  Janus Capital Corporation
 Fund                     Company (TIMCO)
----------------------------------------------------------------------------------------
Cash Income Trust         Travelers Asset Management           ----
                          International Corporation (TAMIC)
----------------------------------------------------------------------------------------
Managed Assets Trust      TAMIC                                TIMCO
----------------------------------------------------------------------------------------
U.S. Government Securi-
 ties Portfolio           TAMIC                                ------
----------------------------------------------------------------------------------------
Utilities Portfolio       Smith Barney Mutual Funds Management
                          Inc.                                 ------
----------------------------------------------------------------------------------------
Zero Coupon Bond Fund     TAMIC                                ------
Portfolios
(Series 1998, 2000,
2005)
----------------------------------------------------------------------------------------
Templeton Stock Fund      Templeton Investment Counsel, Inc.   ------
----------------------------------------------------------------------------------------
Templeton Asset Alloca-
 tion Fund                Templeton Investment Counsel, Inc.   ------
----------------------------------------------------------------------------------------
Templeton Bond Fund       Templeton Global Bond Managers       ------
----------------------------------------------------------------------------------------
Fidelity's High Income    Fidelity Management & Research
 Portfolio                Company                              ------
----------------------------------------------------------------------------------------
Fidelity's Equity-Income  Fidelity Management & Research
 Portfolio                Company                              ------
----------------------------------------------------------------------------------------
Fidelity's Growth Port-   Fidelity Management & Research
 folio                    Company                              ------
----------------------------------------------------------------------------------------
Fidelity's Asset Manager  Fidelity Management & Research
 Portfolio                Company                              ------
----------------------------------------------------------------------------------------
Dreyfus Stock Index Fund  Wells Fargo Nikko Investment
                          Advisors                             ------
----------------------------------------------------------------------------------------
Smith Barney Income and   Smith Barney Mutual Funds Management
 Growth Portfolio         Inc.                                 ------
----------------------------------------------------------------------------------------
Alliance Growth Portfo-   Smith Barney Mutual Funds Management Alliance Capital
 lio                      Inc.                                 Management L.P.
----------------------------------------------------------------------------------------
Smith Barney High Income  Smith Barney Mutual Funds Management
 Portfolio                Inc.                                 ------
----------------------------------------------------------------------------------------
MFS Total Return Portfo-  Smith Barney Mutual Funds Management Massachusetts Financial
 lio                      Inc.                                 Services Company
----------------------------------------------------------------------------------------
AIM Capital Appreciation  Smith Barney Mutual Funds Management AIM Capital Management,
 Portfolio                Inc.                                 Inc.
----------------------------------------------------------------------------------------
Smith Barney Total Re-    Smith Barney Mutual Funds Management
 turn Portfolio           Inc.                                 ------
----------------------------------------------------------------------------------------

  For more detailed information on these investment advisers and their services and fees, please refer to the prospectuses for the Underlying Funds.

GENERAL

  All investment income of and other distributions to each Sub-Account of Fund UL II arising from the applicable Underlying Fund are reinvested in shares of that Underlying Fund at net asset value. The income and realized gains or losses on the assets of each Sub-Account of Fund UL II are therefore separate and are credited to or charged against the Sub-Account without regard to income, gains or losses from any other Sub-Account or from any other business of the Company. The Company will purchase shares in the Underlying Funds in connection with premium payments allocated to the applicable Funds in accordance with Contract Owners' directions and will redeem shares in the Underlying Funds to meet Contract obligations or make adjustments in reserves, if any. The Underlying Funds are required to redeem Fund shares at net asset value and to make payment within seven days.

================================================================================

CONFLICTS OF INTEREST

  It is conceivable that in the future it may not be advantageous for variable life insurance and variable annuity separate accounts to invest in the Underlying Funds simultaneously. Although neither the Company nor the Underlying Funds currently foresees any such disadvantages either to variable life insurance or to variable annuity Contract Owners, the Underlying Funds' Boards of Directors intend to monitor events to identify any material conflicts between such Contract Owners and to determine what action, if any, should be taken in response thereto. If any of the Underlying Funds' Boards of Directors conclude that separate mutual funds should be established for variable life insurance and variable annuity separate accounts, the Company will bear the attendant expenses, but variable life insurance and variable annuity Contract Owners would no longer have the economies of scale resulting from a larger combined fund. Please consult the prospectuses of the Underlying Funds for additional information.

SUBSTITUTION

  The Company reserves the right, subject to compliance with appropriate state and federal laws, to make additions to, deletions from, or substitutions for Fund UL II and the Sub-Accounts which fund the Contract. If shares of any of the Underlying Funds should no longer be available for purchase by the appropriate Sub-Account, or if, in the judgment of the Company further investment in such shares becomes inappropriate for purposes of the Contract, shares of another Underlying Fund may be substituted for shares of the Underlying Funds held in the Sub-Accounts. Substitution may be made with respect to both existing investments and the investment of any future Premium Payments. However, no substitution of securities will be made without prior notice to Contract Owners, and without prior approval of the Securities and Exchange Commission, to the extent required by the 1940 Act or other applicable law. Subject to Contract Owner approval, the Company reserves the right to end Fund UL II's registration under the 1940 Act.

================================================================================
                                THE CONTRACT
================================================================================

  The Contract described in this Prospectus is both an insurance product and a security. However, the Contract is first and foremost a life insurance contract with death benefits, cash values and other features traditionally associated with life insurance. The Contract is deemed to be "variable" because unlike the fixed benefits of an ordinary whole life insurance contract, the Cash Value and, under certain circumstances, the Death Benefit of the Contract may increase or decrease depending on the investment experience of the Underlying Funds to which the Premium Payment has been allocated. As an insurance product, the Contract is subject to the insurance laws and regulations of each state or jurisdiction in which it is available for distribution.

THE CONTRACT APPLICATION

  Individuals wishing to purchase a Contract must submit an application to the Company. As with traditional insurance contracts, a Contract Owner may state the amount of insurance desired (the "Stated Amount"), which amount may not be less than $50,000. A Contract Owner may request an increase or decrease in the Stated Amount of the Contract in writing from time to time. (See "Changes in Stated Amount," page 14.) No change in the terms or conditions of the Contract will be made without the consent of the Contract Owner.

================================================================================

  A Contract will be issued only on the life of an Insured who supplies evidence of insurability satisfactory to the Company. Acceptance is subject to the Company's underwriting rules.

  Insurance coverage under a Contract will begin only after the Applicant has satisfied all outstanding underwriting delivery requirements, and after the Company has received the first premium. The Contract Date is the date used to determine all future cyclical transactions on the Contract, e.g., Deduction Dates, Contract Months and Contract Years. The Contract Date may be prior to, or the same date as, the date on which the Contract is issued (the "Issue Date"). During the underwriting period, any premium paid under the Contract will be held in a non-interest bearing suspense account.

ALLOCATION OF PREMIUM PAYMENTS

  The first premium will be applied to the Contract on the later of the Contract Date or the date it is received at the Company's Home Office. During the Applicant's Right to Cancel Period, the Company will allocate Net Premiums to the Cash Income Trust. At the end of the Applicant's Right to Cancel Period, the account value in Cash Income Trust will be allocated (in whole percentages) among the Underlying Fund(s) selected on the Application to purchase Accumulation Units in the applicable Sub-Accounts. Net Premium payments received on or after the expiration of the Applicant's Right to Cancel Period will be allocated among the Sub-Accounts to purchase Accumulation Units in such Sub-Accounts as directed by the Contract Owner or, in the absence of directions, as stated in the original application. The number of Accumulation Units of each Sub-Account to be credited to the Contract once a Premium Payment has been received by the Company will be determined by dividing the Premium Payment applied to the Sub-Account by the Accumulation Unit Value of the Sub-Account next computed following receipt of the payment.

ACCUMULATION UNIT VALUES

  The initial Accumulation Unit Value for each Sub-Account of Fund UL II will equal the value of that Sub-Account available for Fund UL as of the first day amounts are allocated through Fund UL II. The Accumulation Unit Value for each Sub-Account of Fund UL was initially established at $1. The Accumulation Unit Value for each Sub-Account will vary to reflect the investment experience of the applicable Underlying Fund and will be determined on each Valuation Date by multiplying the Accumulation Unit Value of the particular Sub-Account on the preceding Valuation Date by the Net Investment Factor for that Sub-Account for the Valuation Period then ended. The Net Investment Factor for each of the Sub-Accounts is equal to the net asset value per share of the corresponding Underlying Fund at the end of the Valuation Period (plus the per share amount of any dividends or capital gain distributions by that Fund, if the dividend date occurs in the Valuation Period then ended, and plus or minus any per share credit or charge by the Company for any tax reserves) divided by the net asset value per share of the corresponding Underlying Fund at the beginning of the Valuation Period (plus or minus any per share credit or charge by the Company for any tax reserves), and subtracting from that amount any applicable administrative expense charge, and mortality and expense risk charge.

  Applicants should refer to the prospectuses for each of the Underlying Funds for a description of how the assets of each Underlying Fund are valued. These valuation procedures directly affect the Accumulation Unit Value of the Sub-Account, and therefore the Cash Value of the Contract.

  All valuations made under the Contract (e.g., the determination of Cash Value or Cash Surrender Value, contract loans, partial cash surrenders, payment of Death Benefits, and the determination of the number of Accumulation Units to be credited to a Contract with each Net Premium payment), will be made on the Valuation Date next following the Company's receipt of the request.

================================================================================

RIGHT TO CANCEL

  An Applicant has a limited right to return the Contract for cancellation by returning the Contract, by mail or personal delivery, to the Company or to the agent who sold the Contract. The Contract must be returned either (1) within 10 days after delivery of the Contract to the Contract Owner, (2) within 45 days of completion of the contract application, or (3) within 10 days after the Notice of Right to Cancel has been mailed or delivered to the Applicant (whichever is latest). The Company will return to the Applicant a refund of the greater of all premium payments paid for the Contract, or the sum of (1) the difference between the premium paid, including any fees or charges, and the amounts allocated to the Underlying Fund(s), (2) the value of the amounts allocated to the Underlying Fund(s) on the date on which the Company receives the returned Contract, and (3) any fees and other charges imposed on amounts allocated to the Underlying Fund(s).

================================================================================
                           CHARGES AND DEDUCTIONS
================================================================================

CHARGES AGAINST PREMIUM

  FRONT-END SALES CHARGE

     Upon receipt of a Premium Payment, and before allocation of the payment among the Underlying Funds, the Company will deduct a front-end sales charge of 2.5%. This charge will be reduced to 2% for Contracts with an initial Stated Amount of $500,000 or more, and to 0% for Contracts with an initial Stated Amount of $1,000,000 or more.

     There will be additional sales charges assessed upon any full or partial surrender. (See "Surrender Charges" below.)

     Sales charges are intended to cover the Company's actual sales expenses, including agent sales commissions, advertising and the printing of the prospectuses. The Company expects to recover the sales expenses of a contract. To the extent sales expenses are not covered by the sales charges, the Company will recover such expenses from its surplus. This surplus may include profit from the mortality and expense risk charge.

  STATE PREMIUM TAX CHARGE

     A charge of 2.5% of each premium payment will be deducted for state premium taxes (except for Contracts issued in the Commonwealth of Puerto Rico where no premium tax is deducted). These taxes vary from state to state and currently range from 0.75% to 3.5%; 2.5% is an average. Because there is a range of premium taxes, a Contract Owner may pay a premium tax charge that is higher or lower than the premium tax actually assessed in his or her jurisdiction.

     The Company also reserves the right to charge the assets of each Sub-Account for a reserve for any income taxes payable by the Company on the assets attributable to that Sub-Account. (See "Federal Tax
   Considerations," page 24.)

MONTHLY DEDUCTION AMOUNT

  In addition to deductions from premium payments, the Company will deduct from the Cash Value of the Contract a Monthly Deduction Amount to cover certain charges and expenses incurred in connection

================================================================================
with the Contract. The Monthly Deduction Amount will be deducted pro rata from each of the Sub-Accounts attributable to the Contract on the first day of each Contract Month (the "Deduction Date"), commencing on the Contract Date. The dollar amount of the Deduction Amount will vary from month to month.

  The following is a summary of monthly charges and expenses which make up the Monthly Deduction Amount.

  COST OF INSURANCE CHARGE

     The cost of insurance charge, which is deducted monthly, may vary from month to month since it depends on a number of variables that are determined on each Deduction Date. This charge is equal to the difference between the Death Benefit payable under the Contract and the Cash Value of the Contract, each determined on the Deduction Date, multiplied by a monthly "cost of insurance rate," i.e., a monthly rate charged for each dollar of insurance coverage. The cost of insurance rate varies annually and is based on the attained age, sex and risk class of the insured (except in the state of Montana where no distinction is made on the basis of sex). The cost of insurance rate for preferred and standard risks will not exceed those based on the 1980 Commissioners Standard Ordinary Mortality Tables ("1980 Tables"). Substandard risks will have monthly deductions based on cost of insurance rates which may be higher than those set forth in the 1980 Tables. A table of guaranteed cost of insurance rates per $1,000 will be included in each Contract, however, the Company reserves the right to use rates (current rates) less than those shown in the 1980 Tables. Although guaranteed rates do not distinguish between preferred and standard, or smoker and non-smoker underwriting classifications, there will be separate current cost of insurance tables for these two groups. Any changes in the cost of insurance rates will be made uniformly for all insureds in the same class. The cost of insurance charge is to cover the Company's expected mortality cost for basic insurance coverage, not including supplemental benefit provisions.

     Because the Cash Value and, under certain conditions, the Death Benefit of a Contract may vary from month to month, the cost of insurance charge may also vary on each Deduction Date. In addition, applicants should note that the cost of insurance charge is based on the difference between the Death Benefit payable under the Contract and the Cash Value of the Contract. For Option 1, an increase in the Cash Value or a decrease in the Death Benefit would result in a smaller cost of insurance charge assuming that everything else remains the same. Likewise a decrease in the Cash Value or an increase in the Death Benefit would result in a larger cost of insurance charge. (See also "Changes in Death Benefit Option," page 14 and "Changes in Stated Amount," page 14 for a discussion of the effect of changes in the Stated Amount on the cost of insurance.)

  CONTRACT ADMINISTRATIVE CHARGE

     The Company deducts a monthly administrative charge from the Cash Value of the Contract during the first three Contract Years, and upon any increase in the Stated Amount for three years from the date of the increase. The amount of this charge will be shown in the Contract. The Company currently assesses a contract administrative charge that varies by issue age, stated amount and smoker/non-smoker classification (see Appendix C). The current contract administrative charge may be lower than the guaranteed maximum charge which varies only by issue age and stated amount (see Appendix C(1)). The administrative charge does not apply to cost of living adjustment increases or to an increase in Stated Amount resulting from a change in a

================================================================================

   Death Benefit Option. The proceeds from this charge are expected to pay for the expenses associated with the issuance of the Contract, and is set at a level which does not exceed the average expected cost of these administrative services. The monthly administrative charge may be reduced or eliminated when sales are made under certain arrangements. (See "Reduction or Elimination of Charges," page 11.)

  CHARGES FOR SUPPLEMENTAL BENEFIT PROVISIONS

     The Company will include a supplemental benefits charge in the Monthly Deduction Amount if the Contract Owner has elected any of the following supplemental benefit provisions: Waiver of Monthly Deduction Rider, Child Term Rider, and Primary or Other Insured Term Rider. The amount of this charge will vary depending upon the actual supplemental benefits selected.

CHARGES AGAINST THE SEPARATE ACCOUNT

  MORTALITY AND EXPENSE RISK CHARGE

     A daily charge is deducted from Fund UL II for mortality and expense risks assumed by the Company. The mortality and expense risk charge is 0.80% for the first fifteen Contract Years, and will be 0.45% thereafter. The mortality risk assumed is that the actual cost of insurance charge specified in the Contract may be insufficient to meet actual claims. The expense risk assumed is that expenses incurred in issuing and administering the Contracts will exceed the administrative charges set forth in the Contract. If all money collected by the Company from this charge is not needed to cover the mortality and expenses costs, the excess will be contributed to the Company's general account.

  ADMINISTRATIVE EXPENSE CHARGE

     The Company deducts a daily charge from Fund UL II for administrative expenses incurred by the Company. This charge is equivalent on an annual basis to 0.10% of the assets in the Separate Account for the first fifteen Contract Years and 0% thereafter. The administrative expense charge, is designed to cover administrative costs associated with the maintenance of the Contracts and the maximum fee is set at a level which does not exceed the average expected cost of the administrative services to be provided while the Contract is in force.

CHARGES AGAINST THE UNDERLYING FUNDS

  Fund UL II purchases shares of the Underlying Funds at net asset value. The net asset value of the Underlying Fund shares reflects investment advisory fees and other expenses already deducted from the assets of the Underlying Funds. The investment advisory fees and other expenses applicable to each of the Underlying Funds are described in the individual prospectuses for the Underlying Funds.

SURRENDER CHARGES

  There are two types of contingent surrender charges that can apply under the
Contract: a Percent of Premium Charge and a Per Thousand of Stated Amount Charge, each explained below. These surrender charges are contingent because they only apply during the first ten Contract Years (or the first ten years following an increase in Stated Amount). Both charges apply upon a full surrender of the Contract. Only the Percent of Premium Charge applies upon a partial surrender.

================================================================================

  PERCENT OF PREMIUM CHARGE (FULL AND PARTIAL SURRENDERS)

     A Percent of Premium surrender charge will be assessed upon a full or partial surrender of the Contract during the first ten Contract Years (or during the first ten years following an increase in Stated Amount). The charge will be the smallest of:

   (a) 6% of the amount of Cash Value being surrendered; or

   (b) 6% of the amount of premiums actually paid within the five years preceding the surrender; or

   (c) 9% of the total Annual Minimum Premiums for each full or partial Contract Year during the five years preceding the surrender, whether paid or not. (See Appendix A, "Annual Minimum Premiums.")

     For example (as illustrated on page 35), a Contract with a Stated Amount of $150,000 for a 45-year old male who pays a premium of $1,969 per year for five years (a total of $9,845), and then fully surrenders the Contract for its Cash Value of $7,464 (assuming a 6% rate of return), the Percent of Premium surrender charge would be $448, because (a) is $448 (6% of $7,464); (b) is $591 (6% of the $9,845 in premiums paid); and (c) is approximately $682 (9% of the annual minimum premium for five years). The smallest, $448, is the applicable charge.

  PER THOUSAND OF STATED AMOUNT CHARGE (FULL SURRENDERS ONLY)

     A Per Thousand of Stated Amount surrender charge is imposed on full surrenders, but not on partial surrenders, and applies only during the first ten Contract Years or the ten years following an increase in Stated Amount (other than an increase due to a Cost of Living Adjustment or a change in Death Benefit Option). The charge is equal to a specified dollar amount for each $1,000 of Stated Amount to which it applies, and will apply only to that portion of the Stated Amount (except for increases excluded above) which has been in effect for less than ten years.

     The Per Thousand of Stated Amount Charge varies by Stated Amount and original issue age, and increases with the issue age of the Insured. For Stated Amounts of $499,999 or less, this charge varies in the first year from $2.04 per $1,000 of Stated Amount for issue ages of 4 years or less, to $25.40 per $1,000 of Stated Amount for issue ages of 65 years or higher. The charge is lower for Stated Amounts over $499,999, and even lower for Stated Amounts over $999,999.

     Additionally, the charge decreases by 10% each year over the ten-year period. For example, for a 45-year old with a Stated Amount of $150,000, the charge in the first year is $7.18 for each $1,000 of Stated Amount, or $1,077. The charge decreases 10%, or approximately $0.72, each year, so in the fifth year, it is $4.31 for each $1,000 of Stated Amount, or $646.50; in the tenth year, it is $0.72 for each $1,000, or $108.

     No more than 20% of the Per Thousand of Stated Amount Charge is a sales charge. The remainder is designed to compensate the Company for administrative expenses not covered by other administrative charges. The administrative expense component of the Per Thousand of Stated Amount charge is set at a level which does not exceed the average expected cost of the administrative services to be provided while the Contract is in force. This administrative charge component of the Surrender Charge may be reduced or eliminated when sales are made under certain arrangements. (See "Reduction or Elimination of Sales Charges and Administrative Charges" below.) The Per Thousand of Stated Amount surrender charges are set forth in Appendix B, and have been further split into the sales charge component and the administrative charge component in Appendices B(1) and B(2), respectively.

================================================================================

MAXIMUM SALES CHARGES

  Although the total sales charges assessed under the Contract will vary based on issue age, sex, year of surrender, amount of premium paid and amount surrendered, the maximum total sales charge for any Contract will never exceed 26.7% of the total premiums paid.

  As stated above, the front-end sales charge for a Contract with no full or partial surrenders will never exceed 2.5% of actual premiums paid. The sales charges for a Contract with full or partial surrenders will vary, but in no event will they exceed the percentage of premiums paid as shown below.

                                      MAXIMUM SALES CHARGES
      CONTRACT YEAR OF SURRENDER   (AS A % OF PREMIUM PAYMENTS)
                  1                            26.7%
                  2                            24.9
                  3                            23.1
                  4                            21.2
                  5                            19.4
                  6                            16.1
                  7                            14.4
                  8                            12.5
                  9                            10.6
                  10                            8.8
                  11+                           2.5

  As the table demonstrates, the maximum sales charge for any Contract is less than 26.7% in every Contract Year other than the first (or in every year after the first year following an increase).

  For example (as depicted in the illustrations described on page 30), a Contract with a Stated Amount of $150,000 for a 45-year old male who paid an initial premium of $1,969 (approximately 130% of the Annual Minimum Premium), and who surrendered during the first year, would have a maximum sales load of $383 (19.5% of actual premium paid). If, instead, he paid $1,969 per year for five years (or $9,845) and surrendered in the sixth year, the maximum sales load would be $944 (9.6% of actual premiums paid).

TRANSACTION CHARGE

  The Company reserves the right to limit free transfers of Cash Value from one Sub-Account to another by the Contract Owner to four times in any Contract Year, and to charge $10 for any additional transfers. There is currently no charge for transfers.

REDUCTION OR ELIMINATION OF CHARGES

  The Company may offer the Contract in arrangements where an employer or trustee will own a group of policies on the lives of certain employees, or in other situations where groups of policies will be purchased at one time. The Company may reduce or eliminate sales charges and administrative charges in such arrangements to reflect the reduced sales expenses and administrative costs expected as a result of sales to a particular group.

================================================================================
                        CONTRACT BENEFITS AND RIGHTS
================================================================================

DEATH BENEFIT

  As with traditional life insurance contracts, the Death Benefit under the Contract is the amount paid to the named beneficiary upon the Insured's death. The Death Benefit will be reduced by any outstanding

================================================================================
charges, fees and contract loans. All or part of the Death Benefit may be paid in cash or applied under one or more of the payment options described on page 18.

  Each Contract Owner may elect one of two Death Benefit options set forth in the Contract for calculating the amount of the Death Benefit. Under Option 1 (the "Level Option"), the Death Benefit will be equal to the Stated Amount of the Contract or, if greater, a specified multiple of Cash Value (the "Minimum Amount Insured"). Under Option 2 (the "Variable Option"), the Death Benefit will be equal to the Stated Amount of the Contract plus the Cash Value (determined as of the date of the Insured's death) or, if greater, the Minimum Amount Insured. The Minimum Amount Insured is the amount required to qualify the Contract as a life insurance contract under the current federal tax law. Under that law, the Minimum Amount Insured is equal to a stated percentage of the Cash Value of the Contract determined as of the first day of each Contract Month. The percentages differ according to the attained age of the Insured. The Minimum Amount Insured will be set forth in the Contract and may change as federal income tax laws or regulations change. The percentages used to calculate the Minimum Amount Insured decrease after the age of 40. The following is a schedule of the applicable percentages:

                                                              % SHALL DECREASE
                                                            BY A RATABLE PORTION
              ATTAINED AGE                                  FOR EACH FULL YEAR:
        MORE              BUT NOT
        THAN             MORE THAN                        FROM                TO
        ----             ---------                     -----------         ----------
          0                  40                            250                 250
         40                  45                            250                 215
         45                  50                            215                 185
         50                  55                            185                 150
         55                  60                            150                 130
         60                  65                            130                 120
         65                  70                            120                 115
         70                  75                            115                 105
         75                  90                            105                 105
         90                  95                            105                 100

  The federal tax law imposes another cash funding limitation on cash value life insurance contracts that, when applicable, may increase the Minimum Amount Insured in excess of the figures shown in the schedule above. This limitation is known as the "guideline premium limitation," and it is generally applicable during the early years of variable universal life insurance contracts.

  The following examples demonstrate the relationship between the Death Benefit, the Cash Surrender Value and the Minimum Amount Insured under Options 1 and 2 of the Contract. Both sets of examples assume an Insured of age 40, a Minimum Amount Insured of 250% of Cash Value (assuming the preceding table is controlling as to Minimum Amount Insured), and no outstanding contract loan.

                      OPTION 1 -- STATED AMOUNT: $50,000

  In the following examples of an Option 1 "Level" Death Benefit, the Death Benefit under the Contract is generally equal to the Stated Amount of $50,000. Since the Contract is designed to qualify as a life insurance contract, the Death Benefit cannot be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).

    EXAMPLE ONE. If the Cash Value of the Contract equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). If the Death Benefit in the Contract is the greater of the Stated Amount ($50,000) or the Minimum Amount Insured ($25,000), then the Death Benefit would be $50,000.

================================================================================

    EXAMPLE TWO. If the Cash Value of the Contract equals $40,000, the
    -----------
  Minimum Amount Insured would be $100,000 ($40,000 x 250%). The resulting Death Benefit would be $100,000 since the Death Benefit is the greater of the Stated Amount ($50,000) or the Minimum Amount Insured ($100,000).


                      OPTION 2 -- STATED AMOUNT: $50,000

  In the following examples of an Option 2 "Variable" Death Benefit, the Death Benefit will vary with the investment experience of the applicable Underlying Funds and will generally be equal to the Stated Amount plus the Cash Value of the Contract (determined on the date of the Insured's death). The Death Benefit cannot, however, be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).

    EXAMPLE ONE. If the Cash Value of the Contract equals $10,000, the
    -----------
  Minimum Amount Insured would be $25,000 ($10,000 x 250%). The Death Benefit ($60,000) would be equal to the Stated Amount ($50,000) plus the Cash Value ($10,000), unless the Minimum Amount Insured ($25,000) was greater.

    EXAMPLE TWO. If the Cash Value of the Contract equals $60,000, then the
    -----------
  Minimum Amount Insured would be $150,000 ($60,000 x 250%). The resulting Death Benefit would be $150,000 because the Minimum Amount Insured ($150,000) is greater than the Stated Amount plus the Cash Value ($50,000 + $60,000 = $110,000).


  As long as the Contract remains in effect, the Company guarantees that the Death Benefit under either option will not be less than the current Stated Amount of the Contract less any outstanding contract loan or Deduction Amount due but unpaid. The Death Benefit under either option may vary with the Cash Value of the Contract. Under Option 1, the Death Benefit equals the Stated Amount and will vary only when the Minimum Amount Insured exceeds the Stated Amount of the Contract. Under Option 2, the Death Benefit equals the Stated Amount plus the Cash Value, unless the Minimum Amount Insured is greater, in which case the Death Benefit is the greater amount.

  Death Benefits are payable within seven days of the Company's receipt of satisfactory proof of the Insured's death. The amount of Death Benefit actually paid to the Contract beneficiary may be adjusted to reflect any contract loan, suicide by the Insured within two years after the Issue Date of the Contract, any material misstatements in the contract application as to age or sex of the Insured, and any amounts payable to an assignee under a collateral assignment of the Contract. (See "Assignment," page 23.) In addition, if the Insured dies during the 61-day period after the Company gives notice to the Contract Owner that the Cash Surrender Value of the Contract is insufficient to meet the Monthly Deduction Amount due against the Cash Value of the Contract, the Death Benefit actually paid to the Contract Owner's beneficiary will be reduced by the amount of the Deduction Amount that is due and unpaid. (See "Cash Value and Cash Surrender Value," page 15, for effects of partial cash surrenders on Death Benefits.)

CHANGES IN DEATH BENEFIT OPTION

  A Contract Owner may change the Death Benefit option at any time prior to the Insured's death by sending a written request to the Company. There is no direct consequence of changing a Death Benefit option, except as described under "Tax Consequences of Modified Endowment Contracts" on page 25. However, the change could affect future values of Net Amount at Risk, and with some Option 2 to Option 1 changes involving substantially funded Contracts, there may be a cash distribution which is included in the gross income of the Contract Owner. Consequently, the cost of insurance charge which is based on the Net Amount at Risk may be different in the future. If the change is from Option 2 to Option 1, the Stated Amount of the Contract will be increased by the Cash Value (determined on the day the Company

================================================================================
receives the written change request or on the date the change is requested to become effective, if later). If the change is from Option 1 to Option 2, the Stated Amount of the Contract will be decreased by the Cash Value (determined on the date the Company receives the written change request) so that the Death Benefit payable under Option 2 at the time of the change will equal that which would have been payable under Option 1. A person who wishes a level Net Amount at Risk and an increasing Death Benefit may choose to change from Option 1 to Option 2. Likewise, a person who wishes a level Death Benefit and a decreasing Net Amount at Risk would choose Option 1, not Option 2. No change from Option
1 to Option 2 will be permitted if the change results in a Stated Amount of less than the minimum amount of $50,000.

CHANGES IN STATED AMOUNT

  A Contract Owner may request in writing that the Stated Amount of the Contract be increased or decreased, provided that the Stated Amount after any decrease may not be less than the minimum amount of $50,000. For purposes of determining the cost of insurance charge, a decrease in the Stated Amount will reduce the Stated Amount in the following order:

  1) against the most recent increase in the Stated Amount;

  2) to other increases in the reverse order in which they occurred;

  3) to the initial Stated Amount.

  A decrease in Stated Amount in a substantially funded Contract may cause a cash distribution that is includable in the gross income of the Contract Owner.

  For increases in the Stated Amount, the Company may require a new application and evidence of insurability as well as an additional premium payment. The effective date of any increase will be as shown on the new Contract Summary which the Company will send to the Contract Owner. The effective date of any increase in the Stated Amount will generally be the Deduction Date next following either the date of a new application or, if different, the date requested by the Applicant. There is an additional Contract Administrative Charge and a Per Thousand of Stated Amount Surrender Charge associated with a requested increase in Stated Amount. There is no additional charge for a decrease in Stated Amount.

ACCELERATED BENEFIT RIDER

  The Accelerated Benefit Rider will be issued as part of all Contracts issued in a state that has approved such rider. The Accelerated Benefit Rider allows a Contract Owner to receive a portion of the benefits from the Contract that would be otherwise payable upon the death of the insured. The benefit may vary by state and a Company representative should be consulted as to whether, and to what extent, the rider is available in any particular state.

  While having the Accelerated Benefit Rider as part of the Contract has no adverse tax consequences, electing to use it could give rise to a federal or state income tax. Currently proposed IRS regulations, however, would allow a benefit received under this rider to be treated for income tax purposes like a death benefit received by a beneficiary after the death of an insured. Consult your tax advisor for more information.

MATURITY AND MATURITY EXTENSION BENEFITS

  If the Insured is living on the Maturity Date (the anniversary of the Contract Date on which the Insured is age 95), the Company will pay the Contract Owner the Cash Value of the Contract, less any outstanding contract loan or Deduction Amount due and unpaid. The Contract Owner must surrender the Contract to

================================================================================
the Company before such payment can be made, at which point the Contract will terminate and the Company will have no further obligations under the Contract.

  Upon the Insured's attaining age 94, and at any time during the twelve months thereafter, the Contract Owner may request that coverage be extended beyond the Maturity Date (the "Maturity Extension Benefit"). (This Maturity Extension Benefit may not be available in all jurisdictions.) After the Company has received such request, but prior to the Maturity Date, the Contract will continue in force until the earlier of the death of the Insured or the date on which the Contract Owner requests that the Contract terminate. Upon termination of the Maturity Extension Benefit, a Death Benefit will be paid as follows. On the Maturity Date, the Death Benefit will be the Cash Value less any Loan Account Value and less any Deduction Amounts due but not paid. After the Maturity Date, the Death Benefit will be the Cash Value less any Loan Account Value. The Death Benefit is based on the experience of the Sub-Accounts selected and is variable and is not guaranteed. After the Maturity Date, periodic Deduction Amounts will no longer be charged against the Cash Value and additional premiums will not be accepted.

  The Company intends that the Contract and the Maturity Extension Benefit be considered life insurance for tax purposes. The Death Benefit is designed to comply with Section 7702 of the Internal Revenue Code of 1986, as amended, or other equivalent section of the Code. However, the Company does not give tax advice, and cannot guarantee that the Death Benefit and Cash Value will be exempt from any future tax liability. The tax results of any benefits under the Maturity Extension provision depend upon interpretation of the Internal Revenue Code. The Contract Owner should consult his or her own personal tax adviser prior to the exercise of the Maturity Extension Benefit to assess any potential tax liability.

CASH VALUE AND CASH SURRENDER VALUE

  The Cash Value of a Contract changes on a daily basis and will be computed on each Valuation Date. The Cash Value will vary to reflect the investment experience of the Underlying Funds, as well as any partial Cash Surrenders, Monthly Deduction Amount, daily Separate Account charges, and any additional premium payments. There is no minimum guaranteed Cash Value.

  The Cash Value of a particular Contract is related to the net asset value of the Underlying Funds to which premium payments on the Contract have been allocated. The Cash Value on any Valuation Date is calculated by multiplying the number of Accumulation Units credited to the Contract in each Sub-Account as of the Valuation Date by the current Accumulation Unit Value of that Sub-Account, then adding the collective result for each of the Sub-Accounts credited to the Contract, and finally adding the value (if any) of the Loan Account.

  As long as the Contract is in effect, a Contract Owner may elect, without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable), to surrender the Contract and receive its Cash Surrender Value, i.e., the Cash Value of the Contract determined as of the day the Company receives the Contract Owner's written request, less any outstanding contract loan, and less any applicable Surrender Charges. For full surrenders, the Company will pay the Cash Surrender Value of the Contract within seven days following its receipt of the written request, or on the date requested by the Contract Owner, whichever is later. The Contract will terminate on the Deduction Date next following the Company's receipt of the written request, or on the Deduction Date next following the date on which the Contract Owner requests the surrender to become effective, whichever is later.

  In the case of partial surrenders, the Cash Surrender Value will be equal to the net amount requested to be surrendered minus any applicable Surrender Charges. The deduction from Cash Value for a partial

================================================================================
surrender will be made on a pro rata basis against the Cash Value of each of the Sub-Accounts attributable to the Contract (unless the Contract Owner states otherwise in writing).

  In addition to reducing the Cash Value of the Contract, partial cash surrenders will reduce the Death Benefit payable under the Contract. Under Option 1, the Stated Amount of the Contract will be reduced by the amount of the partial cash surrender. Under Option 2, the Cash Value, which is part of the Death Benefit, will be reduced by the amount of the partial cash surrender. The Company may require return of the Contract to record such reduction.

TRANSFER OF CASH VALUE

  As long as the Contract remains in effect, the Contract Owner may request that all or a portion of the Cash Value of a particular Sub-Account be transferred to other Sub-Accounts. The Contract Owner may make the request in writing by mailing such request to the Company at its Home Office, or by telephone by calling 1-800-334-4298 (proper authorization and identification will be required for telephone transfers). The Company reserves the right to restrict the number of such transfers to four times in any Contract Year and to charge $10 for each additional transfer; however, there is currently no charge for transfers.

  As a result of a transfer, the number of Accumulation Units credited to the Sub-Account from which the transfer is made will be reduced by the number obtained by dividing the amount transferred from the Sub-Account by the Accumulation Unit Value of that Sub-Account on the Valuation Date on which the Company receives the transfer request. The number of Accumulation Units credited to the Sub-Account to which the transfer is made will be increased by the number obtained by dividing the amount transferred to the Sub-Account by the Accumulation Unit Value of that Sub-Account on the Valuation Date on which the Company receives the transfer request.

DOLLAR-COST AVERAGING (AUTOMATED TRANSFERS)

  You may establish automated transfers of Contract Values on a monthly or quarterly basis from certain of the Sub-Accounts to other Sub-Accounts through written request or other method acceptable to the Company. You must have a minimum total Contract Value of $1,000 to enroll in the Dollar-Cost Averaging program. The minimum total automated transfer amount is $100.

  You may start or stop participation in the Dollar-Cost Averaging program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. Automated transfers are subject to all of the other provisions and terms of the Contract, including provisions relating to the transfer of money between Sub-Accounts. The Company reserves the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

  Before transferring any part of the Contract Value, Contract Owners should consider the risks involved in switching between investments available under this Contract. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

CONTRACT LOANS

  A Contract Owner may obtain a cash loan from the Company secured by the Contract not to exceed 90% of the Contract's Cash Value (determined on the day on which the Company receives the written loan request), less any surrender penalties which include a percent of premium charge and per thousand of

================================================================================
stated amount charge, as described on pages 10-11 in more detail. No loan requests may be made for amounts of less than $100. If there is a loan outstanding at the time a subsequent loan request is made, the amount of the outstanding loan will be added to the new loan request. The Company will charge interest on the outstanding amounts of the loan, which interest must be paid in advance by the Contract Owner. During the first thirteen Contract
Years, the full Loan Account Value will be charged an annual interest rate of 7.4%; thereafter 3.85% will be charged.

  The amount of the loan will be transferred as of the date the loan is made on a pro rata basis from each of the Sub-Accounts attributable to the Contract (unless the Contract Owner states otherwise) to another account (the "Loan Account"). Amounts in the Loan Account will be credited by the Company with a fixed annual rate of return of 4% (6% in Massachusetts) and will not be affected by the investment performance of the Underlying Funds. When loan repayments are made, the amount of the repayment will be deducted from the Loan Account and will be reallocated based upon premium allocation percentages among the Sub-Accounts applicable to the Contract (unless the Contract Owner states otherwise). The Company will make the loan to the Contract Owner within seven days after receipt of the written loan request.

  An outstanding loan amount decreases the Cash Surrender Value. If a loan is not repaid, it permanently decreases the Cash Surrender Value, which could cause the Contract to lapse (see "Lapse and Reinstatement" below). For example, if a Contract has a Cash Surrender Value of $10,000, the Contract Owner may take a loan of 80% or $8,000, leaving a new Cash Surrender Value of $2,000. In addition, the Death Benefit actually payable would be decreased because of the outstanding loan. Furthermore, even if the loan is repaid, the Death Benefit and Cash Surrender Value may be permanently affected since the Contract Owner was not credited with the investment experience of an Underlying Fund on the amount in the Loan Account while the loan was outstanding. All or any part of a loan secured by a Contract may be repaid while the Contract is still in effect.

LAPSE AND REINSTATEMENT

  Except as provided below under "Lapse Protection Guarantee," the Contract will remain in effect until the Cash Surrender Value of the Contract is insufficient to cover the Monthly Deduction Amount. If such event occurs, the Company will give written notice to the Contract Owner indicating that if the amount shown in the notice (which will be sufficient to cover the Deduction Amount due) is not paid within 61 days (the "Late Period"), the Contract may lapse. The Contract will continue through the Late Period, but if no payment is received, it will terminate at the end of the Late Period. If the person insured under the Contract dies during the Late Period, the Death Benefit payable under the Contract will be reduced by the Monthly Deduction Amount due plus the amount of any outstanding loan. (See "Death Benefit," page 11.)

  If the Contract lapses, the Contract Owner may reinstate the Contract upon payment of the reinstatement premium (and any applicable charges) shown in the Contract. A request for reinstatement may be made at any time within three years of lapse (five years for contracts issued in Montana). The Net Premium due upon reinstatement is at least one-quarter of the Annual Minimum Premium, as shown in Appendix A, less any charges or fees, calculated as of the Deduction Date next following receipt of premium by the Company. The Cash Value of the Contract upon reinstatement will be equal to the Net Premium. In addition, the Company reserves the right to require satisfactory evidence of insurability.

================================================================================

LAPSE PROTECTION GUARANTEE

  Contract Owners may elect to have a Lapse Protection Guarantee benefit as part of their Contract (as long as the Insured is not a substandard risk). The Lapse Protection Guarantee benefit provides that if during the first three Contract Years (the "Guarantee Period") the total premiums paid under the Contract, less any Loan Account Value or partial surrenders, equal or exceed the cumulative applicable Monthly Premium Threshold shown on the Contract Summary Page of the Contract, a Lapse Protection Guarantee will be in effect. (This guarantee may not be available in all jurisdictions.) This benefit provides that the Contract will not lapse during the next Contract Month even if the Cash Surrender Value is insufficient to pay the Monthly Deduction Amount due, provided the next Contract Month is within the Guarantee Period.

  The Premium Threshold will change if the Contract Owner makes a change in the Stated Amount or adds or eliminates supplemental benefit riders under the Contract. In such event, the Company will send the Contract Owner notice of the new applicable Premium Threshold which must be met until the expiration of the Guarantee Period in order for the guarantee to remain in effect.

EXCHANGE RIGHTS

  Once the Contract is in effect, it may be exchanged at any time during the first 24 months after its issuance for a general account life insurance contract issued by the Company (or an affiliated company) on the life of the Insured. Benefits under the new life insurance contract will be as described in that contract. No evidence of insurability will be required. The Contract Owner has the right to select the same Death Benefit or Net Amount at Risk as the former Contract. Cost of insurance rates will be based on the same risk classification as those of the former Contract. Any outstanding contract loan must be repaid before the Company will make an exchange. In addition, there may be an adjustment for the difference in Cash Value between the two contracts.

================================================================================
                                PAYMENT OPTIONS
================================================================================

  Proceeds payable under the Contract will be paid in a lump sum, unless the Contract Owner selects one of the Company's payment options. Payment of proceeds which exceed the Death Benefit may be deferred for up to six months from the date of the request for the payment. A combination of options may be used. The minimum amount that may be placed under a payment option is $5,000 unless the Company consents to a lesser amount. Proceeds applied under an option will no longer be affected by the investment experience of the Underlying Funds.

  The following payment options are available under the Contract:

  OPTION 1 -- Payments of a Fixed Amount
  OPTION 2 -- Payments for a Fixed Period
  OPTION 3 -- Amounts Held at Interest
  OPTION 4 -- Monthly Life Income
  OPTION 5 -- Joint and Survivor Level Amount Monthly Life Income
  OPTION 6 -- Joint and Survivor Monthly Life Income--Two-thirds to Survivor OPTION 7 -- Joint and Last Survivor Monthly Life Income--Monthly Payment
              Reduces on Death of First Person Named
  OPTION 8 -- Other Options

================================================================================

  The Company will make any other arrangements for periodic payments as may be agreed upon. If any periodic payment due any payee is less than $50, the Company may make payments less often. If the Company has declared a higher rate under an option at the date the first payment under an option is due, the Company will base the payments on the higher rate.

================================================================================
                           PERFORMANCE INFORMATION
================================================================================

  From time to time, Fund UL II's Sub-Accounts may show the percentage change in the value of an Accumulation Unit based on the performance of the Sub-Account over a period of time, usually for the past one-, two-, three-, five-, and ten-year periods determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit Value at the beginning of the period.


  For Sub-Accounts of Fund UL II that invest in Underlying Funds that were in existence prior to the date on which the Underlying Fund became available under the Contract, average annual rates of return may include periods prior to the inception of the Sub-Account. Performance calculations for Sub-Accounts with pre-existing Underlying Funds will be calculated by adjusting the actual returns of the Underlying Funds to reflect the charges that would have been assessed under the Sub-Accounts had the Underlying Fund been available under Fund UL II during the period shown. The chart assumes that current total charges of 0.90% were assessed during the entire period.

  The following performance information represents the percentage change in the value of an Accumulation Unit of the Sub-Accounts for the periods indicated, and reflects all expenses of the Underlying Funds. The chart reflects the current .80% mortality and expense risk charge and .10% administrative expense risk charge. The rates of return do not reflect the 2.5% front-end sales charge or the 2.5% state premium tax charge (both of which are deducted from premium payments) nor do they reflect surrender charges or monthly deduction amounts. The surrender charges and monthly deduction amounts for a hypothetical Insured are depicted in the Example following the Rates of Return chart that appears below. For information about the Charges and Deductions assessed under the Contract, see page 5. For illustrations of how these charges affect Cash Values and Death Benefits, see the Illustrations beginning on page 30.

================================================================================

--------------------------------------------------------------------------------

                         AVERAGE ANNUAL RATES OF RETURN

             (ASSUMING DEDUCTION OF CURRENT SUB-ACCOUNT CHARGES)/1/
                      FOR PERIODS ENDED DECEMBER 31, 1994

------------------------------------------------------------------------------
SUB-ACCOUNTS                                 1 YEAR   3 YEARS 5 YEARS 10 YEARS
------------------------------------------------------------------------------
Capital Appreciation Fund                    (5.64)%    7.87%   9.73%   9.81%
Cash Income Trust                             2.15 %    1.93%   3.68%     --
Managed Assets Trust                         (2.85)%    3.16%   5.87%  10.69%
U.S. Government Securities Portfolio         (6.47)%      --      --      --
Utilities Portfolio/2/
Templeton Stock Fund                         (3.08)%   11.00%   8.79%     --
Templeton Asset Allocation Fund              (3.84)%    8.82%   8.27%     --
Templeton Bond Fund                          (5.74)%    2.90%   5.69%     --
Fidelity's High Income Portfolio             (2.43)%   12.47%  13.05%     --
Fidelity's Equity-Income Portfolio            6.12 %   12.99%   9.54%     --
Fidelity's Growth Portfolio                  (0.91)%    8.32%   9.91%     --
Fidelity's Asset Manager Portfolio           (6.95)%    7.40%   9.75%     --
Dreyfus Stock Index Fund                     (0.03)%    4.78%     --      --
Smith Barney Income and Growth Portfolio/2/
Alliance Growth Portfolio/2/
Smith Barney High Income Portfolio/2/
MFS Total Return Portfolio/2/
Smith Barney Total Return Portfolio/2/
AIM Capital Appreciation Portfolio/2/
Zero Coupon Bond Fund Portfolio 1998/2/
Zero Coupon Bond Fund Portfolio 2000/2/
Zero Coupon Bond Fund Portfolio 2005/2/

1 These returns assume that the Contract's current mortality and expense risk charge of 0.80% and administrative expense charge of 0.10% were deducted for all periods. The Contract's guaranteed maximum charges are 0.80% for mortality and expense risks and 0.10% for administrative expenses.
2 One year's performance not available.

================================================================================

                          EXAMPLE OF CONTRACT CHARGES

  The following chart illustrates the surrender charges and Monthly Deduction Amounts that would apply under a Contract based on the assumptions listed below. Surrender charges and Monthly Deduction Amounts generally will be higher for an Insured who is older than the assumed Insured, and lower for an Insured who is younger (assuming the Insureds have the same risk classification). Cost of insurance rates go up each year as the Insured becomes a year older.

Male, Age 35                                   Face Amount: $100,000


Preferred Non-Smoker                           Level Death Benefit Option


Annual Premium: $ 850.00                       Current Charges

Hypothetical Gross Annual Investment Rate of Return: 8% /4/

                                                                   TOTAL MONTHLY DEDUCTION
------------------------------------------------------------------------------------------
                            SURRENDER CHARGES                          FOR THE POLICY YEAR
----------------------------------------------                    ------------------------
                                               SALES CHARGE
                                ADMINISTRATIVE COMPONENT OF       COST OF   ADMINISTRATIVE
POLICY  CUMULATIVE SALES CHARGE CHARGE         SURRENDER CHARGE   INSURANCE --------------
YEAR    PREMIUMS   COMPONENT    COMPONENT      AS % OF CUM. PREM. CHARGES   CHARGES
------------------------------------------------------------------------------------------
1       $  850.00  $91.20       $364.80              10.73%       $145.00   $96.00
2       $1,700.00  $90.40       $361.60               5.32%       $157.00   $96.00
3       $2,550.00  $90.00       $360.00               3.53%       $168.00   $96.00
5       $4,250.00  $92.80       $371.20               2.18%       $190.00   $    0
10      $8,500.00  $59.40       $237.60               0.70%       $250.00   $    0

/4/ Hypothetical investment results shown above are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown.

    Hypothetical investment results may be different from those shown if the actual rates of return averaged 8%, but fluctuated above or below that average for individual policy years.

    No representations can be made that the hypothetical rates assumed can be achieved for any one year or sustained over any period of time.

================================================================================
                                 OTHER MATTERS
================================================================================

VOTING RIGHTS

  In accordance with its view of present applicable law, the Company will vote the shares of the Underlying Funds at regular and special meetings of the shareholders of the Underlying Funds in accordance with instructions from Contract Owners (or the contract beneficiaries, as the case may be) having a voting interest in Fund UL II. The Company will vote shares for which no instructions have been given or shares which are not otherwise attributable to Contract Owners in the same proportion as it votes shares for which it has received instructions. If the 1940 Act or any rule promulgated thereunder should be amended, however, or if the Company's present interpretation should change and, as a result, the Company determines it is permitted to vote the shares of the Underlying Funds in its own right, it may elect to do so.

  The voting interests of the Contract Owner (or the beneficiary) in the Underlying Funds will be determined as follows: Contract Owners may cast one vote for each $100 of Cash Value of the Contract allocated to the Sub-Account, the assets of which are invested in the particular Underlying Fund on the record date for the shareholder meeting for that Fund. Fractional votes are counted. If, however, a

================================================================================

Contract Owner has taken a loan secured by the Contract, amounts transferred from the Sub-Account(s) to the Loan Account in connection with the loan will not be considered in determining the voting interests of the Contract Owner.

  Contract Owners should review the prospectuses for the Underlying Funds to determine matters on which shareholders may vote and the definition of a majority vote required on some matters.

DISREGARD OF VOTING INSTRUCTIONS

  When permitted by state insurance regulatory authorities, the Company may disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the investment objective or policies of Fund UL II or one of the Underlying Funds, or to approve or disapprove an investment advisory contract of one of the Underlying Funds. In addition, the Company may disregard voting instructions in favor of changes in the investment policies or the investment adviser of any of the Underlying Funds which are initiated by a Contract Owner if the Company reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or if the Company determines that the change would have an adverse effect on its general account in that the proposed investment policy for an Underlying Fund may result in overly speculative or unsound investments. In the event that the Company does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Contract Owners.

STATEMENTS TO CONTRACT OWNERS

  The Company will maintain all records relating to Fund UL II and the Sub-Accounts. At least once in each Contract Year, the Company will send to Contract Owners a statement containing the following information: (1) the Stated Amount and the Cash Value of the Contract (indicating the number of Accumulation Units credited to the Contract in each Sub-Account and the corresponding Accumulation Unit Value); (2) the date and amount of each premium payment; (3) the date and amount of each Monthly Deduction; (4) the amount of any outstanding contract loan as of the date of the statement, and the amount of any loan interest charged on the Loan Account; (5) the date and amount of any partial cash surrenders and the amount of any partial surrender charges; (6) the annualized cost of any supplemental benefits purchased under the Contract; and (7) a reconciliation since the last report of any change in Cash Value and Cash Surrender Value. The Company will also send any other reports required by any applicable state or federal laws or regulations.

LIMIT ON RIGHT TO CONTEST

  The Company may not contest the validity of the Contract after it has been in effect during the Insured's lifetime for two years from the Issue Date. If the Contract is reinstated, the two-year period will be measured from the date of reinstatement. Each requested increase in Stated Amount is contestable for two years from its effective date. In addition, if the Insured commits suicide during the two-year period following issue, subject to state law, the Death Benefit will be limited to the premiums paid less (i) the amount of any partial surrender, (ii) the amount of any outstanding contract loan, and (iii) the amount of any unpaid Deduction Amount due. During the two-year period following an increase, the Death Benefit in the case of suicide will be limited to an amount equal to the Deduction Amount for such increase.

================================================================================

MISSTATEMENT AS TO SEX AND AGE

  If there has been a misstatement with regard to sex or age, benefits payable will be adjusted to what the Contract would have provided with the correct information. A misstatement with regard to sex or age in a substantially funded Contract may cause a cash distribution that is includable in whole or in part in the gross income of the Contract Owner.

SUSPENSION OF VALUATION

  The Company reserves the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange is closed; (2) when trading on the Exchange is restricted;
(3) when an emergency exists as determined by the Securities and Exchange Commission so that disposal of the securities held in the Sub-Accounts is not reasonably practicable or it is not reasonably practicable to determine the value of the Sub-Account's net assets; or (4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of security holders.

BENEFICIARY

  The Applicant names the beneficiary in the application for the Contract. The Contract Owner may change the beneficiary (unless irrevocably named) during the Insured's lifetime by sending a written request to the Company. If no beneficiary is living when the Insured dies, the Death Benefit will be paid to the Contract Owner, if living; otherwise, the Death Benefit will be paid to the Contract Owner's estate.

ASSIGNMENT

  The Contract may be assigned as collateral for a loan or other obligation. The Company is not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment.

DIVIDENDS

  No dividends will be paid under the Contract.

================================================================================
                         FEDERAL TAX CONSIDERATIONS
================================================================================

GENERAL

  The following general description of tax consequences represents the law in effect on the date of this Prospectus. This discussion is not intended as tax advice, and applicants should consult with their own tax advisers before purchasing a Contract.

  Potential purchasers should understand that tax laws can change, even with respect to policies of insurance that have already been issued. Legislative proposals have been introduced in Congress in recent years that would have altered some of the tax consequences described below to generally less favorable results. It is to be expected that such legislative proposals will again come before Congress from time to time. Previous proposals have generally had prospective effects as to contracts first

================================================================================
issued after a current date, but some would have had retroactive effect on previously issued policies or on new voluntary transactions in previously issued policies.

TAXATION OF THE COMPANY

  The Company is taxed as a life insurance company under federal income tax law. Presently, the Company does not expect to incur any income tax on the earnings or the realized capital gains attributable to Fund UL II. However, the Company may assess a charge against the Sub-Accounts for federal income taxes attributable to those accounts in the event that the Company incurs income or capital gains or other tax liability attributable to Fund UL II under future tax law.

TAX CONSEQUENCES OF LIFE INSURANCE CONTRACTS

  Death Benefit payments made under life insurance contracts are generally excludable from the gross income of the beneficiary under federal and state tax law unless the contract was sold or transferred for a valuable consideration. A gift of the ownership of the Contract will not make the death proceeds includable in the gross income of the beneficiary. The Death Benefit of a corporate-owned life insurance policy and annual cash value increase in excess of tax basis may be includable in part in the gross income of the corporation under certain applications of the alternative minimum tax law.

  No part of the investment growth in any cash value life insurance contract is generally includable in the gross income of the Contract Owner unless the policy matures, or is surrendered, or otherwise terminates with income in the Contract before death, or unless the Contract is partially surrendered for an amount in excess of the adjusted cost basis of the policy. During the first fifteen years of contract duration, the "cost-recovery-first" rule for the taxation of partial surrenders and certain other transactions that reduce future benefits may be reversed to an income-first rule under the federal tax law. This will occur only in the case of substantially funded contracts where the reduced contract Death Benefit amount compared to the original premiums as actuarially adjusted would not meet the federal tax definition of life insurance. The Company finds that most partial surrenders are not taxed in this manner, but rather that the traditional cost-recovery-first tax rule applies.

  Any loan received under the Contract will be treated as indebtedness of the Contract Owner and no part of the loan under current law will constitute income to the Contract Owner. A loan outstanding at the time of maturity, surrender or other termination of the Contract will be considered a distribution at that point and will be includable in income to the extent of income in the Contract.

  The proceeds of life insurance owned by a decedent are generally includable in the gross estate of a decedent unless all incidents of ownership in the Contract were given away more than three years prior to death. This is true regardless of who receives the proceeds of the Contract. The federal estate tax law does not require a tax to be paid unless the taxable estate including insurance proceeds exceeds $600,000 for deaths occurring in 1987 or later. Proceeds of insurance and other property received by the surviving spouse of a decedent are fully deductible under federal estate tax law. State and local estate or inheritance taxes vary greatly in their application to insurance proceeds. The proceeds of insurance contracts are exempt from state death taxes in a number of states which otherwise impose such taxes. A number of other states impose no broad-based death taxes. Other states follow the federal rule.

  If ownership of a contract is given away, the value of the gift for federal, state or local gift tax purposes approximates the Cash Value of the Contract at the point of gift. The federal threshold for gift taxes is the same as for estate taxes. There will be no tax due until accumulated taxable gifts made since 1976 exceed $600,000.

================================================================================

================================================================================

TAX CONSEQUENCES OF MODIFIED ENDOWMENT CONTRACTS

  A Contract Owner can purchase a contract which is a modified endowment contract, or which becomes a modified endowment contract at a later point in its duration. The tax consequences of such contracts differ in several respects from those described above under "Tax Consequences of Life Insurance Contracts."

  A modified endowment contract is defined under tax law as any policy that satisfies the present legal definition of a life insurance contract but which fails to satisfy a 7-pay test. This failure could occur with contracts entered into after June 21, 1988, or with certain older contracts materially changed after that date. An Internal Revenue Service ("IRS") code section 1035 exchange of an older contract into a contract after that date will not by itself cause the new contract to be a modified endowment contract if the older contract had not become one prior to the exchange. However, the new contract must be re-tested under the 7-pay test rules.

  A contract fails to satisfy the 7-pay test if the cumulative amount of premiums paid under the contract at any time during the first seven contract years exceeds the sum of the net level premiums that would have been paid on or before such time had the contract provided for paid-up future benefits after the payment of seven level annual premiums. If a material change in the contract occurs either during the first seven contract years, or later, a new seven-year testing period is begun. To fully define those transactions which are material changes, Contract Owners should refer to current tax regulations or obtain guidance from a tax adviser. The Company has established safeguards for monitoring whether a contract may become a modified endowment contract.

  A modified endowment contract has income-first taxation of all loans, pledges, collateral assignments or partial surrenders to the extent of income in the contract. An additional income tax of 10% may apply to taxable distributions or deemed taxable distributions prior to the Contract Owner attaining age 59 1/2, with certain exceptions.

  The Death Benefit of a modified endowment contract remains excludable from the gross income of the Beneficiary to the extent described above in "Tax Consequences of Life Insurance Contracts." Furthermore, no part of the investment growth of the Cash Value of a modified endowment contract is includable in the gross income of the Contract Owner unless the contract matures, is distributed or partially surrendered, is pledged, collaterally assigned, or borrowed against, or otherwise terminates with income in the contract prior to death. A full surrender of the contract after age 59 1/2 will have the same tax consequences as noted above in "Tax Consequences of Life Insurance Contracts."

INVESTOR CONTROL

  In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contract. In those circumstances, income and gains from the separate account assets would be includable annually in the variable contract owners gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The U.S. Department of Treasury has also announced, in connection with the issuance of regulations concerning diversification, that those regulations do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Contract Owner), rather than the insurance company, to be treated as the owner of the assets in the account. This announcement also stated that guidance would be issued by way of regulations or rulings on the extent


================================================================================
to which Contract Owners may direct their investments to particular Sub-Accounts without being treated as owners of the underlying assets. As of the date of this prospectus, no such guidance has been issued.

  The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that the owners were not owners of separate account assets. For example, a Contract Owner of this Contract has additional flexibility in allocating payments and cash values. These differences could result in the Contract Owner being treated as the owner of the assets of Fund UL II. In addition, the Company does not know what standard will be set forth in the regulations or rulings which the Treasury is expected to issue, nor does the Company know if such guidance will be issued. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent the Contract Owner from being considered the owner of a pro rata share of the assets of Fund UL II.

  The above tax discussion assumes that the Contract qualifies as a life insurance contract for federal income tax purposes.

================================================================================
                        DISTRIBUTION OF THE CONTRACTS
================================================================================

  The Company intends to sell the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Company does not intend to conduct business in the state of New York.

  Contracts may be purchased from agents who are licensed by state insurance authorities to sell variable life insurance policies issued by the Company, and who are also registered representatives of broker-dealers which have Selling Agreements with Tower Square Securities, Inc. ("TSSI"). TSSI, whose principal business address is One Tower Square, Hartford, Connecticut, serves as the principal underwriter for the variable life insurance policies described herein. TSSI is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). TSSI is an affiliate of the Company and an indirect wholly owned subsidiary of Travelers Group Inc., and serves as principal underwriter pursuant to an Underwriting Agreement to which Fund UL II, the Company, and TSSI are parties. No amounts have been or will be retained by TSSI for acting as principal underwriter for the Contracts.

  The maximum commission payable by the Company for distribution would be no greater than 50% of the actual premium paid in the first twelve months.


================================================================================

================================================================================
                                  MANAGEMENT
================================================================================


           DIRECTORS OF THE TRAVELERS LIFE AND ANNUITY COMPANY

  The following are the Directors and Executive Officers of The Travelers Life and Annuity Company. Unless otherwise indicated, the principal business address for all individuals is the Company's Home Office at One Tower Square, Hartford, Connecticut 06183. References to Travelers Group Inc. include, prior to December 31, 1993, Primerica Corporation or its predecessors.

                         Director Business Experience During the Past Five
 Name and Position       Since    Years
 -----------------       -------- ----------------------------------------
 Robert I. Lipp          1994     Director and Chief Executive Officer of The
 Director                         Travelers Insurance Group Inc. since December
                                  1993; Vice Chairman and Director of Travelers
                                  Group Inc. since 1991; Chairman and Chief
                                  Executive Officer of Commercial Credit
                                  Company (1991-1993); Executive Vice President
                                  (1986-1991), Primerica Corporation.

 Jay S. Fishman          1994     Director since February 1994 and Chief
 Director, Vice Chairman          Financial Officer since December 1993 of The
 and Chief Financial              Travelers Insurance Group Inc.; Senior Vice
 Officer                          President since 1991 and Treasurer (1991-
                                  1994) of Travelers Group Inc.; Executive Vice
                                  President and Chief Financial Officer (1989-
                                  1991), Consumer Services Group, Commercial
                                  Credit Company.

 Charles O. Prince, III* 1994     Senior Vice President and General Counsel and
 Director                         Secretary of Travelers Group Inc. since 1985.

 Marc P. Weill*          1994     Senior Vice President-Investments since
 Director                         December 1993 of The Travelers Insurance
                                  Company; Senior Vice President of Travelers
                                  Group Inc. since 1992; Vice President (1990-
                                  1992), Primerica Corporation; Vice President
                                  (1989-1990), Smith Barney Inc.

 Irwin R. Ettinger*      1994     Senior Vice President (1987-present) and
 Director                         Chief Accounting Officer (1990-present),
                                  Travelers Group Inc.

 Michael A. Carpenter    1995     Executive Vice President since 1995 of
 Director, Chairman               Travelers Group Inc.; Chairman, President and
 and President                    Chief Executive Officer (1989-1994), Kidder
                                  Peabody Group Inc.

 Donald T. DeCarlo       1995     General Counsel and Secretary since October,
 Director                         1994 of Travelers Group Inc.; Deputy General
                                  Counsel since June 1989 of Travelers Group
                                  Inc.; Executive Vice President since August
                                  1987 of Gulf Insurance Group.

* Principal business address: Travelers Group Inc., 388 Greenwich Street, New York, New York.

================================================================================

        SENIOR OFFICERS OF THE TRAVELERS LIFE AND ANNUITY COMPANY

  The following are the Senior Officers of The Travelers Life and Annuity Company ("TLAC"), other than the Directors listed above, as of the date of this Prospectus. Unless otherwise indicated, the principal business address for all individuals listed is One Tower Square, Hartford, Connecticut 06183.

        NAME                  POSITION WITH TLAC
        Michael A. Carpenter  President
        Jay S. Benet          Senior Vice President
        George C. Kokulis     Senior Vice President
        Barry L. Mannes *     Senior Vice President
        Richard F. Morrison   Senior Vice President
        Thompson Shea         Senior Vice President-Audit
        David A. Tyson        Senior Vice President
        F. Denney Voss        Senior Vice President
        W. Douglas Willett    Senior Vice President
        William H. White      Vice President and Treasurer
        Christine B. Mead     Vice President--Finance and Controller

  * Principal business address: Travelers Group Inc., 388 Greenwich Street, New York, New York.

  Information relating to the management of the Underlying Funds is contained in the Underlying Fund prospectuses.

================================================================================
                        LEGAL PROCEEDINGS AND OPINION
================================================================================

  There are no pending material legal proceedings affecting the Contract, Fund UL II or any of the Underlying Funds.

  Legal matters in connection with federal laws and regulations affecting the issue and sale of the variable universal life insurance contract described in this Prospectus and the organization of the Company, its authority to issue the Contract under Connecticut law and the validity of the forms of the Contract under Connecticut law have been passed on by the General Counsel of the Life and Annuities Division of the Company.

================================================================================
                            INDEPENDENT ACCOUNTANTS
================================================================================

  Coopers & Lybrand L.L.P., certified public accountants, 100 Pearl Street, Hartford, Connecticut, are the independent auditors for Fund UL II. The services provided to Fund UL II include primarily the examination of Fund UL II's financial statements. The financial statements of Fund UL II have been audited by Coopers & Lybrand L.L.P., as indicated in their reports thereon, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

================================================================================

================================================================================
                           REGISTRATION STATEMENT
================================================================================

  A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended. This Prospectus does not contain all information set forth in the Registration Statement, its amendments and exhibits, to which reference is made for further information concerning Fund UL II, the Underlying Funds, the Company and the Contract.


================================================================================

===============================================================================
                                 ILLUSTRATIONS
================================================================================

  The following pages are intended to illustrate how the Account Value, Cash Surrender Value and Death Benefit can change over time for Contracts issued to a 45-year old male and a 45-year old female. The difference between the Account Value and the Cash Surrender Value in these illustrations represents the Surrender Charge that would be incurred upon a full surrender of the Contract.

  For both male and female age 45, there are two pages of values. One page illustrates the assumption that the maximum guaranteed cost of insurance rates, the monthly administrative charge, mortality and expense risk charge, and administrative expense charge allowable under the Contract are charged in all years. The other page illustrates the assumption that the current scale of Cost of Insurance Rates and other charges are charged in all years. The Cost of Insurance Rates charged vary by age, sex and underwriting classification, and the monthly administrative charge varies by age, amount of insurance and smoker/non-smoker classification for current charges. The illustrations reflect a deduction of 5% from each annual premium for premium tax (2.5%) and front end sales charge (2.5%).

  The values shown in these illustrations vary according to assumptions used for charges, and gross rates of investment returns. For the first fifteen policy years, the current and guaranteed charges consist of 0.80% for mortality and expense risks, 0.10% for administrative expenses, and 0.81% for Underlying Fund expenses. Thereafter, the current and guaranteed charges consist of 0.45% for mortality and expense risks, 0.00% for administrative expenses, and 0.81% for Underlying Fund expenses.

  The charge for Underlying Fund expenses reflected in the illustrations assumes that Cash Value is allocated equally among all Sub-Accounts and that no Policy Loans are outstanding, and is an average of the investment advisory fees and other expenses charged by each of the Underlying Funds during 1994. For funds not available in 1994, an estimate of the 1995 expenses has been included.

  After deduction of these amounts, the illustrated gross annual investment rates of return of 0%, 6%, and 12% correspond to approximate net annual rates of -1.71%, 4.29%, and 10.29%, respectively on a current and guaranteed basis during the first fifteen policy years, and to approximate net annual rates of-1.26%, 4.74%, and 10.74%, respectively on a current and guaranteed basis thereafter. The actual charges under a Contract for expenses of the Underlying Funds will depend on the actual allocation of Cash Value and may be higher or lower than those illustrated.

  The charge for Underlying Fund expenses for all illustrations is an average of the investment advisory fees and other expenses charged by all of the Underlying Funds. The Underlying Fund expenses for some of the Underlying Funds reflect an expense reimbursement agreement currently in effect. For the year ended December 31, 1994, these reimbursement agreements affected the total operating expenses of the Underlying Funds as follows:

1. The Company has agreed to reimburse Capital Appreciation Fund (CAF), Cash Income Trust (CIT), Managed Assets Trust (MAT), the U.S. Government Securities Portfolio (USGSP) and the Utilities Portfolio, for the amount by which each fund's aggregate annual expenses, including investment advisory fees, but excluding brokerage commissions, interest charges and taxes, exceed 1.25%. In the absence of the reimbursement agreement with the Company, the operating expenses in 1994 would have been 6.40% for CIT and 3.49% (annualized) for Utilities Portfolio. The expense reimbursement agreement did not affect the operating expenses of CAF, MAT or USGSP during 1994.

2. The administrator and investment adviser for the Dreyfus Stock Index Fund have agreed to reimburse the Fund for expenses in excess of 0.40%. In the absence of the reimbursement agreement, such expenses would have been 0.57% in 1994.

================================================================================

3. No reimbursement arrangements were in effect for the Templeton Stock, Bond and Asset Allocation Funds during 1994.

4. No reimbursement arrangement affected Fidelity's High Income Portfolio during 1994. However, a portion of the brokerage commissions the Fund paid was used to reduce its expenses. Without this arrangement the expenses would have been 0.60%, 0.70% and 0.81%, respectively, for the Equity-Income Portfolio, Growth Portfolio and Asset Manager Portfolio.

5. If such fees were not waived and expenses were not reimbursed, Total Underlying Expenses for the Smith Barney/Travelers Series Fund Portfolios would have been: Smith Barney Income and Growth Portfolio, 2.08%; Alliance Growth Portfolio, 1.76%; Smith Barney High Income Portfolio, 2.60%; MFS Total Return Portfolio, 2.51%. If such fees were not waived and expenses were not reimbursed, Total Underlying Expenses for the Smith Barney Series Fund Total Return Portfolio would have been 21.47%.

  Although these reimbursement arrangements are expected to continue in subsequent years, the effect of discontinuance could be higher expenses charged to Contract Owners.

  As stated above, the examples illustrate values that would result based upon hypothetical uniform gross investment rates of return of 0%, 6% and 12%. The values would be different from those shown if the gross rates averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages.

  The illustrations also assume that premiums are paid as indicated, no contract loans are made, no increases or decreases to the Stated Amount are requested, no partial surrenders are made, and no charges for transfers between funds are incurred.

  The illustrations do not reflect any charges for federal income taxes against Fund UL II, since the Company is not currently deducting such charges from Fund UL II. However, such charges may be made in the future, and in that event, the gross annual investment rates of return would have to exceed 0%, 6% and 12% by an amount sufficient to cover the tax charges in order to produce the Death Benefits, Account Values and Cash Surrender Values illustrated.

  Upon request, the Company will provide a comparable illustration based upon the proposed Insured's age, sex, underwriting classification, the specified insurance benefits, and the premium requested. The hypothetical gross annual investment return assumed in such an illustration will not exceed 12%.



================================================================================

                                  MARKETLIFE
           FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                          LEVEL DEATH BENEFIT OPTION
                     ILLUSTRATED WITH GUARANTEED CHARGES**

Female, Issue Age 45                           Face Amount: $150,000
Preferred, Non-Smoker                          Annual Premium: $1,595.63




      TOTAL                                                  CASH SURRENDER
      PREMIUMS      DEATH BENEFIT          CASH VALUE             VALUE
      WITH 5%  ----------------------- ------------------- -------------------
YEAR  INTEREST 0%      6%      12%     0%    6%     12%    0%    6%     12%
------------------------------------------------------------------------------
1       1,675  150,000 150,000 150,000   521    580    640     0      0      0
2       3,435  150,000 150,000 150,000   999  1,151  1,311     0    113    263
3       5,282  150,000 150,000 150,000 1,432  1,709  2,013   485    745  1,031
4       7,221  150,000 150,000 150,000 2,247  2,693  3,203 1,358  1,777  2,256
5       9,258  150,000 150,000 150,000 3,006  3,677  4,474 2,179  2,810  3,559
6      11,396  150,000 150,000 150,000 3,708  4,659  5,832 2,947  3,841  4,944
7      13,641  150,000 150,000 150,000 4,348  5,635  7,283 3,657  4,866  6,416
8      15,999  150,000 150,000 150,000 4,920  6,597  8,830 4,302  5,879  8,029
9      18,474  150,000 150,000 150,000 5,422  7,541 10,481 4,881  6,873  9,786
10     21,073  150,000 150,000 150,000 5,851  8,464 12,246 5,392  7,877 11,659
15     36,153  150,000 150,000 150,000 6,949 12,763 23,361 6,949 12,763 23,361
20     55,399  150,000 150,000 150,000 5,756 16,093 40,598 5,756 16,093 40,598

  These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained period of time.

** Guaranteed cost of insurance charges, mortality and expense risk charge, monthly administrative charge and administrative expense charge.


================================================================================

                                  MARKETLIFE
           FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                          LEVEL DEATH BENEFIT OPTION
                      ILLUSTRATED WITH CURRENT CHARGES**

Female, Issue Age 45                           Face Amount: $150,000
Preferred, Non-Smoker                          Annual Premium: $1,595.63



      TOTAL
      PREMIUMS    DEATH BENEFIT           CASH VALUE      CASH SURRENDER VALUE
      WITH 5%  ----------------------- -------------------- --------------------
YEAR  INTEREST 0%      6%      12%     0%     6%     12%    0%     6%     12%
--------------------------------------------------------------------------------
1       1,675  150,000 150,000 150,000  1,003  1,079  1,154      0      0      8
2       3,435  150,000 150,000 150,000  1,976  2,190  2,413    888  1,090  1,299
3       5,282  150,000 150,000 150,000  2,912  3,328  3,781  1,876  2,267  2,693
4       7,221  150,000 150,000 150,000  3,950  4,639  5,418  2,959  3,606  4,338
5       9,258  150,000 150,000 150,000  4,948  5,983  7,201  4,005  4,978  6,122
6      11,396  150,000 150,000 150,000  5,903  7,361  9,146  5,010  6,381  8,129
7      13,641  150,000 150,000 150,000  6,820  8,776 11,272  5,980  7,867 10,363
8      15,999  150,000 150,000 150,000  7,698 10,232 13,599  6,914  9,431 12,798
9      18,474  150,000 150,000 150,000  8,537 11,728 16,149  7,842 11,033 15,454
10     21,073  150,000 150,000 150,000  9,333 13,264 18,942  8,746 12,677 18,355
15     36,153  150,000 150,000 150,000 12,502 21,413 37,429 12,502 21,413 37,429
20     55,399  150,000 150,000 150,000 14,483 31,009 68,550 14,483 31,009 68,550

  These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained period of time.

** Current cost of insurance charges, mortality and expense risk charge, monthly administrative charge and administrative expense charge.


================================================================================

                                  MARKETLIFE
           FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                          LEVEL DEATH BENEFIT OPTION
                     ILLUSTRATED WITH GUARANTEED CHARGES**

Male, Issue Age 45                             Face Amount: $150,000


Preferred, Non-Smoker                          Annual Premium: $1,968.75



      TOTAL                                                  CASH SURRENDER
      PREMIUMS      DEATH BENEFIT          CASH VALUE             VALUE
      WITH 5%  ----------------------- ------------------- -------------------
YEAR  INTEREST 0%      6%      12%     0%    6%     12%    0%    6%     12%
------------------------------------------------------------------------------
1      2,067   150,000 150,000 150,000   715    791    867     0      0      0
2      4,238   150,000 150,000 150,000 1,365  1,562  1,768   314    499    693
3      6,517   150,000 150,000 150,000 1,948  2,308  2,705   970  1,309  1,682
4      8,910   150,000 150,000 150,000 2,889  3,469  4,133 1,961  2,506  3,131
5     11,423   150,000 150,000 150,000 3,750  4,615  5,644 2,879  3,692  4,659
6     14,061   150,000 150,000 150,000 4,524  5,738  7,241 3,714  4,855  6,268
7     16,831   150,000 150,000 150,000 5,200  6,828  8,922 4,458  5,988  7,956
8     19,740   150,000 150,000 150,000 5,770  7,870 10,688 5,101  7,075  9,775
9     22,794   150,000 150,000 150,000 6,221  8,851 12,536 5,632  8,104 11,729
10    26,001   150,000 150,000 150,000 6,543  9,758 14,467 6,042  9,065 13,768
15    44,607   150,000 150,000 150,000 5,922 12,720 25,550 5,922 12,720 25,550
20    68,354   150,000 150,000 150,000   115 11,262 40,236   115 11,262 40,236

  These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained period of time.

** Guaranteed cost of insurance charges, mortality and expense risk charge, monthly administrative charge and administrative expense charge.

================================================================================

                                  MARKETLIFE
           FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                          LEVEL DEATH BENEFIT OPTION
                      ILLUSTRATED WITH CURRENT CHARGES**

Male, Issue Age 45                             Face Amount: $150,000


Preferred, Non-Smoker                          Annual Premium: $1,968.75

      TOTAL
      PREMIUMS      DEATH BENEFIT           CASH VALUE      CASH SURRENDER VALUE
      WITH 5%  ----------------------- -------------------- --------------------
YEAR  INTEREST 0%      6%      12%     0%     6%     12%    0%     6%     12%
--------------------------------------------------------------------------------
1      2,067   150,000 150,000 150,000  1,270  1,363  1,457    117    204    293
2      4,238   150,000 150,000 150,000  2,492  2,760  3,039  1,373  1,625  1,888
3      6,517   150,000 150,000 150,000  3,671  4,193  4,761  2,590  3,080  3,614
4      8,910   150,000 150,000 150,000  4,948  5,812  6,789  3,897  4,709  5,627
5     11,423   150,000 150,000 150,000  6,167  7,464  8,991  5,150  6,370  7,805
6     14,061   150,000 150,000 150,000  7,337  9,160 11,396  6,358  8,072 10,267
7     16,831   150,000 150,000 150,000  8,455 10,901 14,023  7,517  9,880 13,002
8     19,740   150,000 150,000 150,000  9,527 12,692 16,902  8,633 11,779 15,989
9     22,794   150,000 150,000 150,000 10,550 14,532 20,057  9,743 13,725 19,250
10    26,001   150,000 150,000 150,000 11,508 16,411 23,505 10,809 15,712 22,806
15    44,607   150,000 150,000 150,000 15,392 26,510 46,557 15,392 26,510 46,557
20    68,354   150,000 150,000 150,000 17,013 37,747 85,191 17,013 37,747 85,191

  These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Account Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained period of time.

** Current cost of insurance charges, mortality and expense risk charge, monthly administrative charge and administrative expense charge.

================================================================================

                                   APPENDIX A
                            ANNUAL MINIMUM PREMIUMS
                        (PER THOUSAND OF STATED AMOUNT)

AGE  MALE    FEMALE
-------------------
0     2.80   2.42
1     2.69   2.47
2     2.59   2.48
3     2.58   2.47
4     2.58   2.47
5     2.58   2.47
6     2.58   2.47
7     2.60   2.49
8     2.62   2.52
9     2.66   2.56
10    2.72   2.62
11    2.80   2.68
12    2.89   2.76
13    3.01   2.84
14    3.13   2.94
15    3.25   3.04
16    3.38   3.16
17    3.51   3.28
18    3.62   3.40
19    3.72   3.47
20    3.81   3.53
21    3.90   3.60
22    3.98   3.67
23    4.05   3.73
24    4.08   3.71
25    4.13   3.76
26    4.30   3.93
27    4.45   4.09
28    4.61   4.26
29    4.76   4.41
30    4.92   4.60
31    5.12   4.80
32    5.32   5.02
33    5.52   5.22
34    5.74   5.46
35    5.98   5.71
36    6.33   6.01
37    6.66   6.31
38    7.01   6.64
39    7.34   6.97
40    7.69   7.34
41    8.17   7.75
42    8.66   8.18
43    9.14   8.62
44    9.63   9.11
45   10.11   9.59
46   10.79  10.13
47   11.47  10.70
48   12.15  11.29
49   12.83  11.89
50   13.51  12.51
51   14.42  13.18
52   15.34  13.86
53   16.24  14.53
54   17.16  15.29
55   18.07  16.10
56   19.43  17.11
57   20.79  18.20
58   22.16  19.35
59   23.52  20.51
60   24.88  21.68
61   27.11  22.98
62   29.34  24.27
63   31.57  25.59
64   33.80  27.01
65   36.03  28.57
66   38.86  30.12
67   41.70  31.63
68   44.52  33.29
69   47.36  35.39
70   49.76  37.75
71   54.39  40.67
72   59.04  44.16
73   63.71  48.15
74   68.41  52.54
75   72.60  57.27
76   80.21  62.20
77   87.34  67.37
78   94.52  73.00
79  101.76  79.30
80  109.06  86.49
81  120.34  94.56
82  131.76 103.39
83  143.32 112.96
84  155.03 123.28
85  166.88 138.49
86  170.39 149.27
87  177.17 159.84
88  191.28 171.55
89  208.18 185.73
90  241.15 203.75
91  254.21 225.63
92  282.60 250.53
93  314.35 278.47
94  349.51 309.50

Appendix A -- Annual Minimum Premiums

================================================================================

                                   APPENDIX B
                 PER THOUSAND OF STATED AMOUNT SURRENDER CHARGE
                                  (FIRST YEAR)

              STATED AMOUNT
       ----------------------------
       $50,000  $500,000 $1,000,000
ISSUE  TO       TO       AND
 AGE   $499,999 $999,999 ABOVE
-----------------------------------
0        2.04     1.84      1.63
1        2.04     1.84      1.63
2        2.04     1.84      1.63
3        2.04     1.84      1.63
4        2.04     1.84      1.63
5        2.19     1.97      1.75
6        2.19     1.97      1.75
7        2.21     1.99      1.77
8        2.23     2.01      1.78
9        2.26     2.03      1.81
10       2.39     2.15      1.91
11       2.46     2.21      1.97
12       2.54     2.29      2.03
13       2.65     2.39      2.12
14       2.75     2.48      2.20
15       2.76     2.48      2.21
16       2.77     2.49      2.22
17       2.79     2.51      2.23
18       2.82     2.54      2.26
19       2.90     2.61      2.32
20       2.86     2.57      2.29
21       2.93     2.64      2.34
22       2.99     2.69      2.39
23       3.04     2.74      2.43
24       3.06     2.75      2.45
25       3.08     2.77      2.46
26       3.14     2.83      2.51
27       3.25     2.93      2.60
28       3.37     3.03      2.70
29       3.47     3.12      2.78
30       3.49     3.14      2.79
31       3.64     3.28      2.91
32       3.78     3.40      3.02
33       3.92     3.53      3.14
34       4.08     3.67      3.26
35       4.19     3.77      3.35
36       4.43     3.99      3.54
37       4.66     4.19      3.73
38       4.91     4.42      3.93
39       5.14     4.63      4.11
40       5.69     5.12      4.55
41       6.05     5.45      4.84
42       6.41     5.77      5.13
43       6.76     6.08      5.41
44       7.13     6.42      5.70
45       7.18     6.46      5.74
46       7.66     6.89      6.13
47       8.14     7.33      6.51
48       8.63     7.77      6.90
49       9.11     8.20      7.29
50      10.00     9.00      8.00
51      10.67     9.60      8.54
52      11.35    10.22      9.06
53      12.02    10.82      9.62
54      12.70    11.43     10.16
55      13.01    11.71     10.41
56      13.99    12.69     11.19
57      14.97    13.47     11.98
58      15.96    14.36     12.77
59      16.93    15.24     13.54
60      17.91    16.12     14.33
61      19.52    17.57     15.82
62      21.12    19.01     16.90
63      22.73    20.46     18.18
64      24.34    21.91     19.47
65+     25.40    22.85     20.32

Appendix B -- Per Thousand of Stated Amount Surrender Charge

================================================================================

                                 APPENDIX B(1)
                PER THOUSAND OF STATED AMOUNT SURRENDER CHARGE
                            SALES CHARGE COMPONENT*
                                 (FIRST YEAR)

              STATED AMOUNT
       ----------------------------
       $50,000  $500,000 $1,000,000
ISSUE  TO       TO       AND
AGE    $499,999 $999,999 ABOVE
-----------------------------------
0        0.41     0.37      0.33
1        0.41     0.37      0.33
2        0.41     0.37      0.33
3        0.41     0.37      0.33
4        0.41     0.37      0.33
5        0.44     0.39      0.35
6        0.44     0.39      0.35
7        0.44     0.40      0.35
8        0.45     0.40      0.36
9        0.45     0.41      0.36
10       0.48     0.43      0.38
11       0.49     0.44      0.39
12       0.51     0.46      0.41
13       0.53     0.48      0.42
14       0.55     0.50      0.44
15       0.55     0.50      0.44
16       0.55     0.50      0.44
17       0.56     0.50      0.45
18       0.56     0.51      0.45
19       0.58     0.52      0.46
20       0.57     0.51      0.46
21       0.59     0.53      0.47
22       0.60     0.54      0.48
23       0.61     0.55      0.49
24       0.61     0.55      0.49
25       0.62     0.54      0.48
26       0.63     0.57      0.50
27       0.65     0.59      0.52
28       0.67     0.61      0.54
29       0.69     0.62      0.56
30       0.70     0.63      0.56
31       0.73     0.66      0.58
32       0.76     0.68      0.60
33       0.78     0.71      0.63
34       0.82     0.73      0.65
35       0.84     0.75      0.67
36       0.89     0.80      0.71
37       0.93     0.84      0.75
38       0.98     0.88      0.79
39       1.03     0.93      0.82
40       1.14     1.02      0.91
41       1.21     1.09      0.97
42       1.28     1.15      1.03
43       1.35     1.22      1.08
44       1.43     1.28      1.14
45       1.44     1.29      1.15
46       1.53     1.38      1.23
47       1.63     1.47      1.30
48       1.73     1.55      1.38
49       1.82     1.64      1.46
50       2.00     1.80      1.60
51       2.13     1.92      1.71
52       2.27     2.04      1.82
53       2.40     2.16      1.92
54       2.54     2.29      2.03
55       2.60     2.34      2.08
56       2.80     2.52      2.24
57       2.99     2.69      2.40
58       3.19     2.87      2.55
59       3.39     3.05      2.71
60       3.58     3.22      2.87
61       3.90     3.51      3.12
62       4.22     3.80      3.38
63       4.55     4.09      3.64
64       4.87     4.38      3.89
65+      5.08     4.57      4.06

* This is the sales charge portion of the Per Thousand of Stated Amount Surrender Charge. It equals 20% of the charge shown in Appendix B. It decreases 10% each year over the 10 year period.

Appendix B(1) -- Per Thousand of Stated Amount Surrender Charge -- Sales Charge Component

================================================================================

                                 APPENDIX B(2)
                PER THOUSAND OF STATED AMOUNT SURRENDER CHARGE
                       ADMINISTRATIVE CHARGE COMPONENT*
                                 (FIRST YEAR)

              STATED AMOUNT
       ----------------------------
       $50,000  $500,000 $1,000,000
ISSUE  TO       TO       AND
AGE    $499,999 $999,999 ABOVE
-----------------------------------
0        1.63     1.47      1.30
1        1.63     1.47      1.30
2        1.63     1.47      1.30
3        1.63     1.47      1.30
4        1.63     1.47      1.30
5        1.75     1.58      1.40
6        1.75     1.58      1.40
7        1.77     1.59      1.42
8        1.78     1.61      1.42
9        1.81     1.62      1.45
10       1.91     1.72      1.53
11       1.97     1.77      1.58
12       2.03     1.83      1.62
13       2.12     1.91      1.70
14       2.20     1.98      1.76
15       2.21     1.98      1.77
16       2.22     1.99      1.78
17       2.23     2.01      1.78
18       2.26     2.03      1.81
19       2.32     2.09      1.86
20       2.29     2.06      1.83
21       2.34     2.11      1.87
22       2.39     2.15      1.91
23       2.43     2.19      1.94
24       2.45     2.20      1.96
25       2.46     2.17      1.93
26       2.51     2.26      2.01
27       2.60     2.34      2.08
28       2.70     2.42      2.16
29       2.78     2.50      2.22
30       2.79     2.51      2.23
31       2.91     2.62      2.33
32       3.02     2.72      2.42
33       3.14     2.82      2.51
34       3.26     2.94      2.61
35       3.35     3.02      2.68
36       3.54     3.19      2.83
37       3.73     3.35      2.98
38       3.93     3.54      3.14
39       4.11     3.70      3.29
40       4.55     4.10      3.64
41       4.84     4.36      3.87
42       5.13     4.62      4.10
43       5.41     4.86      4.33
44       5.70     5.14      4.56
45       5.74     5.17      4.59
46       6.13     5.51      4.90
47       6.51     5.86      5.21
48       6.90     6.22      5.52
49       7.29     6.56      5.83
50       8.00     7.20      6.40
51       8.54     7.68      6.83
52       9.08     8.18      7.26
53       9.62     8.66      7.70
54      10.16     9.14      8.13
55      10.41     9.37      8.33
56      11.19    10.07      8.95
57      11.98    10.78      9.58
58      12.77    11.49     10.22
59      13.54    12.19     10.83
60      14.33    12.90     11.46
61      15.62    14.06     12.50
62      16.90    15.21     13.52
63      18.18    16.37     14.54
64      19.47    17.53     15.58
65+     20.32    18.29     16.26

* This is the administrative portion of the Per Thousand of Stated Amount Surrender Charge. It equals 80% of the charge shown in Appendix B.

Appendix B(2) -- Per Thousand of Stated Amount Surrender Charge --
 Administrative Charge

================================================================================

                                   APPENDIX C
                     CURRENT MONTHLY ADMINISTRATIVE CHARGE
                        (PER THOUSAND OF STATED AMOUNT)
             APPLICABLE FOR THREE YEARS FOLLOWING ISSUE OR INCREASE
                                  NON-SMOKERS

              STATED AMOUNT
       ----------------------------
       $50,000  $250,000 $1,000,000
ISSUE  TO       TO       AND
AGE    $249,999 $999,999 ABOVE
-----------------------------------
 0
 1
 2
 3
 4
 5
 6
 7
 8
 9
10
11
12
13
14
15
16
17
18
19
20       0.08     0.00      0.00
21       0.08     0.00      0.00
22       0.08     0.00      0.00
23       0.08     0.00      0.00
24       0.08     0.00      0.00
25       0.08     0.00      0.00
26       0.08     0.00      0.00
27       0.08     0.00      0.00
28       0.08     0.00      0.00
29       0.08     0.00      0.00
30       0.08     0.00      0.00
31       0.08     0.00      0.00
32       0.08     0.00      0.00
33       0.08     0.00      0.00
34       0.08     0.00      0.00
35       0.08     0.00      0.00
36       0.08     0.00      0.00
37       0.08     0.00      0.00
38       0.08     0.00      0.00
39       0.08     0.00      0.00
40       0.08     0.00      0.00
41       0.08     0.00      0.00
42       0.08     0.00      0.00
43       0.08     0.00      0.00
44       0.08     0.00      0.00
45       0.08     0.00      0.00
46       0.08     0.00      0.00
47       0.09     0.00      0.00
48       0.09     0.00      0.00
49       0.10     0.00      0.00
50       0.10     0.00      0.00
51       0.11     0.00      0.00
52       0.11     0.00      0.00
53       0.12     0.00      0.00
54       0.12     0.00      0.00
55       0.12     0.00      0.00
56       0.13     0.00      0.00
57       0.13     0.00      0.00
58       0.14     0.00      0.00
59       0.14     0.00      0.00
60       0.15     0.00      0.00
61       0.15     0.00      0.00
62       0.15     0.00      0.00
63       0.15     0.00      0.00
64       0.15     0.00      0.00
65+      0.15     0.00      0.00

Appendix C -- Current Monthly Administrative Charge

================================================================================

                     CURRENT MONTHLY ADMINISTRATIVE CHARGE
                        (PER THOUSAND OF STATED AMOUNT)
             APPLICABLE FOR THREE YEARS FOLLOWING ISSUE OR INCREASE
                                    SMOKERS

              STATED AMOUNT
       ----------------------------
       $50,000  $500,000 $1,000,000
ISSUE  TO       TO       AND
AGE    $449,999 $999,999 ABOVE
-----------------------------------
0        0.12     0.08      0.00
1        0.12     0.08      0.00
2        0.12     0.08      0.00
3        0.12     0.08      0.00
4        0.12     0.08      0.00
5        0.12     0.08      0.00
6        0.13     0.08      0.00
7        0.14     0.08      0.00
8        0.15     0.08      0.00
9        0.16     0.08      0.00
10       0.16     0.08      0.00
11       0.16     0.08      0.00
12       0.16     0.08      0.00
13       0.16     0.08      0.00
14       0.16     0.08      0.00
15       0.16     0.08      0.00
16       0.16     0.08      0.00
17       0.16     0.08      0.00
18       0.16     0.08      0.00
19       0.16     0.08      0.00
20       0.16     0.08      0.00
21       0.16     0.08      0.00
22       0.16     0.08      0.00
23       0.16     0.08      0.00
24       0.16     0.08      0.00
25       0.16     0.08      0.00
26       0.16     0.09      0.00
27       0.17     0.09      0.00
28       0.17     0.09      0.00
29       0.18     0.09      0.00
30       0.18     0.09      0.00
31       0.18     0.09      0.00
32       0.18     0.09      0.00
33       0.19     0.09      0.00
34       0.19     0.09      0.00
35       0.19     0.09      0.00
36       0.20     0.09      0.00
37       0.21     0.10      0.00
38       0.22     0.10      0.00
39       0.23     0.10      0.00
40       0.23     0.10      0.00
41       0.24     0.10      0.00
42       0.24     0.10      0.00
43       0.24     0.10      0.00
44       0.24     0.10      0.00
45       0.24     0.10      0.00
46       0.25     0.11      0.00
47       0.26     0.11      0.00
48       0.27     0.11      0.00
49       0.28     0.11      0.00
50       0.29     0.15      0.00
51       0.30     0.15      0.00
52       0.32     0.15      0.00
53       0.33     0.15      0.00
54       0.34     0.15      0.00
55       0.35     0.15      0.00
56       0.35     0.15      0.00
57       0.35     0.15      0.00
58       0.36     0.15      0.00
59       0.36     0.15      0.00
60       0.36     0.15      0.00
61       0.38     0.15      0.00
62       0.38     0.15      0.00
63       0.38     0.15      0.00
64       0.39     0.15      0.00
65+      0.39     0.15      0.00

================================================================================

                                 APPENDIX C(1)
                    GUARANTEED MONTHLY ADMINISTRATIVE CHARGE
                        (PER THOUSAND OF STATED AMOUNT)
             APPLICABLE FOR THREE YEARS FOLLOWING ISSUE OR INCREASE
                            SMOKERS AND NON-SMOKERS

              STATED AMOUNT
       ----------------------------
       $50,000  $500,000 $1,000,000
ISSUE  TO       TO       AND
AGE    $499,999 $999,999 ABOVE
-----------------------------------
0        0.16     0.08      0.00
1        0.16     0.08      0.00
2        0.16     0.08      0.00
3        0.16     0.08      0.00
4        0.16     0.08      0.00
5        0.16     0.08      0.00
6        0.16     0.08      0.00
7        0.16     0.08      0.00
8        0.16     0.08      0.00
9        0.16     0.08      0.00
10       0.16     0.08      0.00
11       0.16     0.08      0.00
12       0.16     0.08      0.00
13       0.16     0.08      0.00
14       0.16     0.08      0.00
15       0.16     0.08      0.00
16       0.16     0.08      0.00
17       0.16     0.08      0.00
18       0.16     0.08      0.00
19       0.16     0.08      0.00
20       0.16     0.08      0.00
21       0.16     0.08      0.00
22       0.16     0.08      0.00
23       0.16     0.08      0.00
24       0.16     0.08      0.00
25       0.16     0.08      0.00
26       0.16     0.09      0.00
27       0.17     0.09      0.00
28       0.17     0.09      0.00
29       0.18     0.09      0.00
30       0.18     0.09      0.00
31       0.18     0.09      0.00
32       0.18     0.09      0.00
33       0.19     0.09      0.00
34       0.19     0.09      0.00
35       0.19     0.09      0.00
36       0.20     0.09      0.00
37       0.21     0.10      0.00
38       0.22     0.10      0.00
39       0.23     0.10      0.00
40       0.23     0.10      0.00
41       0.24     0.10      0.00
42       0.24     0.10      0.00
43       0.24     0.10      0.00
44       0.24     0.10      0.00
45       0.24     0.10      0.00
46       0.25     0.11      0.00
47       0.26     0.11      0.00
48       0.27     0.11      0.00
49       0.28     0.11      0.00
50       0.29     0.15      0.00
51       0.30     0.15      0.00
52       0.32     0.15      0.00
53       0.33     0.15      0.00
54       0.34     0.15      0.00
55       0.35     0.15      0.00
56       0.35     0.15      0.00
57       0.35     0.15      0.00
58       0.36     0.15      0.00
59       0.36     0.15      0.00
60       0.36     0.15      0.00
61       0.38     0.15      0.00
62       0.38     0.15      0.00
63       0.38     0.15      0.00
64       0.39     0.15      0.00
65+      0.39     0.15      0.00

Appendix C(1) -- Guaranteed Monthly Administrative Charge

================================================================================
42

                          UNDERTAKING TO FILE REPORTS

  Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                             RULE 484 UNDERTAKING

  Section 33-320a of the Connecticut General Statutes regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

  C.G.S. Section 33-320a provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

  Travelers Group Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Depositor. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

  Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                         RULE 6E-3 (T) REPRESENTATIONS

    A. With regard to the maximum sales load deductions permitted under Rule 6e-3(T), the Registrant hereby elects to be governed by subparagraph
       (b)(13)(i)(B) of the Rule.

    B. With regard to the deduction from the Separate Account of a charge to cover the mortality risk and expense risk, the Registrant is relying on subparagraph (b)(13)(iii)(F) of the Rule to permit such deduction. Furthermore, the Depositor does hereby represent that the level of the risk charge is within the range of industry practice for comparable flexible contracts.

    C. With regard to explicit sales loads not covering the expected costs of distributing the flexible contracts, the Registrant hereby represents that the distribution financing arrangement of the Separate Account will benefit the Separate Account and Contract Owners. Furthermore, the Depositor hereby represents that the Separate

       Account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 of the Investment Company Act of 1940 to finance distribution expenses.

                       CONTENTS OF REGISTRATION STATEMENT

  This Registration Statement comprises the following papers and documents:

  .The facing sheet.

  .The Prospectus.

  .The undertaking to file reports.

  .The signatures.

  .Written consents of the following persons:

    A. Consent of Ernest J. Wright, General Counsel, to the filing of his opinion as an exhibit to this Registration Statement and to the reference to his opinion under the caption "Legal Proceedings and Opinion" in the Prospectus. (See Exhibit 11 below.)

  .  The following Exhibits:

     1. Resolution of the Board of Directors of The Travelers Life and Annuity Company authorizing the establishment of the Registrant.

     2. Not applicable.

     3(a). Form of Distribution Agreement among the Registrant, The
           Travelers Life and Annuity Company and Tower Square Securities,
           Inc.

     3(b). Specimen Form of Selling Agreement.

     4. None

     5. Variable Life Insurance Policy.

     6(a). Charter of The Travelers Life and Annuity Company, as amended on
           April 10, 1990. (Incorporated herein by reference to Exhibit 3(a) to the Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

     6(b). By-Laws of The Travelers Life and Annuity Company, as amended on
           October 20, 1994. (Incorporated herein by reference to Exhibit 3(b) to the Registration Statement on Form N-4, File No. 33-58131, filed via Edgar on March 17, 1995.)

     7. None

     8. None

     9. None

    10. Application for Variable Life Insurance Policy.

    11. Opinion of Ernest J. Wright, General Counsel, regarding the legality of securities being registered.

    12. Powers of Attorney authorizing Jay S. Fishman or Ernest J. Wright as signatory for Michael A. Carpenter, Robert I. Lipp, Charles O. Prince, III, Marc P. Weill, Irwin R. Ettinger, Donald T. DeCarlo and Christine B. Mead.

    13. Memorandum concerning transfer and redemption procedures, as required by Rule 6e-3(T)(b)(12)(ii). To be filed by amendment.

    27. Financial Data Schedule. To be filed by amendment.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant, The Travelers Fund UL II for Variable Life Insurance, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on the 2nd day of November, 1995.

                         THE TRAVELERS FUND UL II FOR VARIABLE LIFE INSURANCE
                                           (Registrant)


                                 By:           /s/ Jay S. Fishman
                                     -----------------------------------------
                                                 JAY S. FISHMAN
                                      Vice Chairman and Chief Financial Officer
                                      The Travelers Life and Annuity Company

Attest:


By:      /s/ Ernest J. Wright
    ----------------------------------
           ERNEST J. WRIGHT
          Assistant Secretary
  The Travelers Life and Annuity Company

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Depositor, The Travelers Life and Annuity Company, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on the 2nd day of November, 1995.

                                      THE TRAVELERS LIFE AND ANNUITY COMPANY
                                                     (Depositor)


                                      By:         /s/ Jay S. Fishman
                                          -------------------------------------
                                                    JAY S. FISHMAN
                                           Vice Chairman and Chief Financial
                                                        Officer

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 2, 1995.

      *Michael A. Carpenter           Director and Chairman of the Board and
----------------------------------     Principal Executive Officer
      (MICHAEL A. CARPENTER)

         *Robert I. Lipp              Director
----------------------------------
         (ROBERT I. LIPP)

        /s/ Jay S. Fishman            Director, Vice Chairman and Chief
----------------------------------     Financial Officer
         (JAY S. FISHMAN)

      *Charles O. Prince III          Director
----------------------------------
     (CHARLES O. PRINCE, III)

          *Marc P. Weill              Director
----------------------------------
         (MARC P. WEILL)

        *Irwin R. Ettinger            Director
----------------------------------
       (IRWIN R. ETTINGER)

        *Donald T. DeCarlo            Director
----------------------------------
       (DONALD T. DECARLO)

      /s/ Christine B. Mead           Vice President--Finance and Controller
----------------------------------
       (CHRISTINE B. MEAD)

*By:    /s/ Jay S. Fishman
     -----------------------------
          Jay S. Fishman,
         Attorney-in-Fact

                                 EXHIBIT INDEX

 ATTACHMENT
     OR
  EXHIBIT
    NO.     DESCRIPTION                                        METHOD OF FILING
 ---------- -----------                                        ----------------
 OPINIONS AND CONSENTS:
 A.         Consent of Ernest J. Wright, General Counsel, to    Electronically
            the filing of his opinion as an exhibit to this
            Registration Statement and to the reference to
            his opinion under the caption "Legal Proceedings
            and Opinion" in the Prospectus. (See Exhibit 11)
 B.         Consent and Actuarial Opinion of Bennett D.
            Kleinberg, ASA, pertaining to the illustrations
            contained in the Prospectus. To be filed by
            amendment.
 The following Exhibits:
  1.        Resolution of the Board of Directors of The         Electronically
            Travelers Life and Annuity Company authorizing
            the establishment of the Registrant.
  3(a).     Form of Distribution Agreement between the          Electronically
            Registrant, The Travelers Life and Annuity
            Company and Tower Square Securities, Inc.
  3(b).     Specimen Form of Selling Agreement.                 Electronically
  5.        Variable Life Insurance Policy.                     Electronically
  6(a).     Charter of The Travelers Life and Annuity
            Company, as amended on April 10, 1990.
            (Incorporated herein by reference to Exhibit
            3(a) to the Registration Statement on Form N-4,
            File No. 33-58131, filed via Edgar on March 17,
            1995.)
  6(b).     By-Laws of The Travelers Life and Annuity
            Company, as amended on October 20, 1994.
            (Incorporated herein by reference to Exhibit
            3(b) to the Registration Statement on Form N-4,
            File No. 33-58131, filed via Edgar on March 17,
            1995.)
 10.        Application for Variable Life Insurance Policy      Electronically
 11.        Opinion of Ernest J. Wright, General Counsel,       Electronically
            regarding the legality of securities being
            registered.
 12.        Powers of Attorney authorizing Jay S. Fishman or    Electronically
            Ernest J. Wright as signatory for Michael A.
            Carpenter, Robert I. Lipp, Charles O. Prince,
            III, Marc P. Weill, Irwin R. Ettinger, Donald T.
            DeCarlo and Christine B. Mead.
 13.        Memorandum concerning transfer and redemption
            procedures, as required by
            Rule 6e-3(T)(b)(12)(ii). To be filed by
            amendment.
 27.        Financial Data Schedule. To be filed by
            amendment.